Exhibit 99.3

 CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012
(in United States Dollars, unless otherwise stated)

KPMG LLP
Chartered Accountants	Telephone (416) 777-8500
Bay Adelaide Centre	Fax (416) 777-8818
333 Bay Street Suite 4600	Internet www.kpmg.ca
Toronto ON M5H 2S5
Canada

INDEPENDENT AUDITORS’ REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of AuRico Gold Inc.

We have audited the accompanying consolidated financial statements of AuRico Gold Inc., which comprise the consolidated balance sheets as at December 31, 2012 and December 31, 2011, the consolidated statements of operations, comprehensive income, cash flows and shareholders’ equity for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of AuRico Gold Inc. as at December 31, 2012 and December 31, 2011, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative
(“KPMG International”), a Swiss entity.
KPMG Canada provides services to KPMG LLP.

Other Matter

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), AuRico Gold Inc.’s internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 25, 2013 expressed an unqualified opinion on the effectiveness of AuRico Gold Inc.’s internal control over financial reporting.

Chartered Accountants, Licensed Public Accountants
Toronto, Canada
March 25, 2013

CONSOLIDATED BALANCE SHEETS
(in thousands of United States dollars)

	2012	2011
As at December 31		(Note 5)

ASSETS
Current assets
Cash and cash equivalents (Note 7)	$603,401	$179,444
Restricted cash (Note 19(d))	2,362	-
Receivables (Note 8)	29,503	37,728
Current income tax receivable (Note 20)	30,977	26,795
Investments (Note 9)	-	7,588
Inventories (Note 10)	70,747	137,091
Prepaids and deposits	3,334	6,204
Assets held for sale (Note 6(a))	-	142,276
	740,324	537,126

Non-current assets
Investments (Note 9)	111	290
Long-term inventories (Note 10)	82,703	51,238
Investment in jointly-controlled entity (Note 11)	20,463	-
Other long-term assets (Note 12)	83,289	60,576
Property, plant and equipment & mining interests (Note 13)	1,567,270	2,032,800
Intangible assets (Note 14)	54,825	21,835
Goodwill (Note 14 and Note 15)	348,214	475,214
	$2,897,199	$3,179,079

LIABILITIES
Current liabilities
Trade payables and accrued liabilities	$59,478	$138,478
Current income tax liability (Note 20)	6,040	3,635
Derivative liabilities (Note 16)	2,749	6,610
Current portion of debt and equipment financing obligations (Note 17)	5,038	5,056
Current portion of other liabilities (Note 18)	2,750	800
Current portion of provisions (Note 19)	19,326	10,614
Liabilities associated with assets held for sale (Note 6(a))	-	59,267
	95,381	224,460

Non-current liabilities
Derivative liabilities (Note 16)	-	3,910
Debt and equipment financing obligations (Note 17)	167,497	217,251
Option component of convertible senior notes (Note 17 and Note 29)	16,035	20,081
Other liabilities (Note 18)	-	4,064
Provisions (Note 19)	32,360	38,650
Deferred income tax liability (Note 20)	288,131	429,525
	599,404	937,941

SHAREHOLDERS' EQUITY
Capital stock (Note 21)	2,307,978	2,301,419
Contributed surplus	50,881	45,232
Deficit	(60,959)	(94,190)
Accumulated other comprehensive loss (Note 22)	(105)	(11,323)
	2,297,795	2,241,138
	$2,897,199	$3,179,079

Commitments and contingencies (Note 13 and Note 28)
Events after the reporting period (Note 32)

Signed on behalf of the Board:	“Signed”	“Signed”
	Scott Perry, Director	Ronald Smith, Director

See accompanying notes to the consolidated financial statements	1

CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands of United States dollars)

	2012	2011
For the years ended December 31		(Note 6 (d))

Revenue from mining operations	$163,622	$83,932

Cost of sales:
Production costs, excluding amortization & depletion	59,641	32,912
Refining costs	466	306
Amortization and depletion	18,723	6,982
Reclamation, care and maintenance costs	14,066	2,103
Total cost of sales	92,896	42,303

General and administrative	35,730	25,347
Exploration and business development	1,385	20,940
Impairment charges (Note 15)	128,537	2,153
Loss from operations (Note 23)	(94,926)	(6,811)

Finance costs	(2,237)	(2,078)
Foreign exchange (loss) / gain	(10,727)	9,566
Other income (Note 24)	8,762	38,650
Equity in earnings of jointly-controlled entity (Note 11)	83	-
(Loss) / earnings before income taxes	(99,045)	39,327

Deferred income tax recovery (Note 20)	(7,849)	(351)
Current income tax expense (Note 20)	6,625	10,383
	(1,224)	10,032

Net (loss) / earnings from continuing operations	$(97,821)	$29,295
Net earnings from discontinued operations (Note 6(d))	131,052	147,564
Net earnings	$33,231	$176,859

Earnings per share (Note 25)
Basic (loss) / earnings per share from continuing operations	$(0.34)	$0.16
Basic earnings per share from discontinued operations	0.46	0.80
Basic earnings per share	$0.12	$0.96

Diluted (loss) / earnings per share from continuing operations	$(0.34)	$0.03
Diluted earnings per share from discontinued operations	0.46	0.79
Diluted earnings per share	$0.12	$0.82

Weighted average shares outstanding (Note 25)
Basic	282,194,197	183,411,200
Diluted	282,194,197	186,771,446

See accompanying notes to the consolidated financial statements	2

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in thousands of United States dollars)

For the years ended December 31	2012	2011

Net earnings	$33,231	$176,859

Other comprehensive loss from continuing operations:
Unrealized loss on investments	(34)	(1,260)
Reclassification of realized gains on investments	-	(7,448)
Actuarial losses	-	(3)
Tax effect	(78)	78
Total other comprehensive loss from continuing operations	(112)	(8,633)

Other comprehensive income / (loss) from discontinued operations:
Unrealized gain / (loss) on derivatives designated as cash flow hedges	5,458	(10,627)
Reclassification of realized losses / (gains) on cash flow hedges to earnings	4,179	(35)
Foreign exchange loss on translation of discontinued operations	(538)	(1,635)
Unrealized loss on investments and reclassification of losses to earnings	58	(58)
Reclassification of foreign exchange loss on translation to earnings (Note 6(d))	2,173	-
Actuarial losses	-	(4)
Total other comprehensive income / (loss) from discontinued operations	11,330	(12,359)
Total other comprehensive income / (loss)	11,218	(20,992)
Comprehensive income	$44,449	$155,867

See accompanying notes to the consolidated financial statements	3

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of United States dollars)

	2012	2011
For the years ended December 31		(Note 6 (d))

OPERATING ACTIVITIES
Net (loss) / earnings from continuing operations	$(97,821)	$29,295
Payments of disposition-related costs	(8,504)	-
Payments to settle derivative liabilities	(317)	-
Payments to settle provisions	(9,099)	(4,462)
Items not affecting cash (Note 26)	154,841	(19,972)
Change in non-cash operating working capital (Note 26)	(37,767)	(7,937)
Operating cash flows from continuing operations	1,333	(3,076)

INVESTING ACTIVITIES
Acquisition of Capital Gold, net of cash acquired (Note 5)	-	(54,105)
Cash acquired on acquisition of Northgate (Note 5)	-	123,244
Proceeds from disposition of Australian operations, net of cash sold (Note 6(a))	44,755	-
Proceeds from disposition of El Cubo and Guadalupe y Calvo, net of cash sold (Note 6(b))	99,157	-
Proceeds from disposition of Ocampo, net of cash sold and taxes paid (Note 6(c) and Note 26)	641,419	-
Proceeds from issuance of shares in a subsidiary (Note 11)	27,000	-
Increase in restricted cash	(4,774)	-
Purchase of investments	-	(51,437)
Sale of investments (Note 9)	108,230	69,520
Expenditures on property, plant and equipment, mining interests and intangible assets	(370,064)	(107,978)
Investing cash flows from continuing operations	545,723	(20,756)

FINANCING ACTIVITIES
Repayment of debt and equipment financing obligations	(131,377)	(3,414)
Proceeds from debt and equipment financing obligations	78,851	35,000
Payment of financing fees on debt	(1,877)	(914)
Proceeds from exercise of stock options	1,205	5,854
Proceeds from exercise of warrants	-	15,379
Financing cash flows from continuing operations	(53,198)	51,905

Impact of foreign exchange on cash	(1,109)	62

Net increase in cash and cash equivalents from continuing operations	492,749	28,135
Net (decrease) / increase in cash and cash equivalents from discontinued operations (Note 6 (d))	(68,792)	38,167

Cash and cash equivalents, beginning of period	179,444	113,142
Cash and cash equivalents, end of period	$603,401	$179,444

See accompanying notes to the consolidated financial statements	4

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(in thousands of United States dollars)

For the years ended December 31	2012	2011

Capital stock
Balance, beginning of period	$2,301,419	$881,960
Shares issued on acquisition of Northgate	-	1,030,046
Shares issued on acquisition of Capital Gold	-	347,725
Shares issued as payment for acquisition-related services	-	2,704
Shares issued as payment for disposition-related services	1,736	-
Shares issued through employee share purchase plan	1,892	726
Shares issued on redemption of deferred share units	314	-
Shares issued for cash pursuant to exercise of warrants issued	-	15,379
Fair value of warrants exercised	-	3,977
Shares issued for cash pursuant to exercise of stock options	1,205	5,854
Fair value of share-based compensation	1,412	5,833
Tax benefit on previously unrecognized share issuance costs	-	7,215
Balance, end of period	$2,307,978	$2,301,419

Contributed surplus
Balance, beginning of period	$45,232	$23,080
Options issued on acquisition of Northgate	-	16,555
Options issued on acquisition of Capital Gold	-	5,206
Fair value of deferred share units redeemed	(314)	-
Fair value of share-based compensation	(1,412)	(5,833)
Share-based compensation	7,375	6,224
Balance, end of period	$50,881	$45,232

Deficit
Balance, beginning of period	$(94,190)	$(271,042)
Actuarial losses	-	(7)
Net earnings	33,231	176,859
Balance, end of period	$(60,959)	$(94,190)

Accumulated other comprehensive loss
Balance, beginning of period	$(11,323)	$9,662
Other comprehensive income / (loss)	11,218	(20,985)
Balance, end of period	$(105)	$(11,323)

Total shareholders' equity	$2,297,795	$2,241,138

See accompanying notes to the consolidated financial statements	5

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of United States dollars unless otherwise stated)

1.	Corporate information

AuRico Gold Inc. and its subsidiaries (collectively, the “Company” or “AuRico Gold”) are engaged in the mining, development and exploration of resource properties. AuRico Gold Inc., the ultimate parent, is a publicly traded company with common shares listed on the Toronto Stock Exchange (TSX: AUQ) and the New York Stock Exchange (NYSE: AUQ). The Company is incorporated and domiciled in Canada and its head office and registered office is located at 110 Yonge Street, Suite 1601, Toronto, Ontario, M5C 1T4.

The consolidated financial statements of the Company and its subsidiaries were authorized for issue in accordance with a resolution of the Board of Directors dated March 22, 2013.

2.	Basis of preparation and statement of compliance

These consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), effective for the year ended December 31, 2012.

These consolidated financial statements have been prepared using the historical cost convention, other than for certain financial instruments, which are measured in accordance with the policy disclosed in note 3(s).

3.	Summary of significant accounting policies

(a)	Basis of consolidation

These consolidated financial statements include the accounts of the Company and the following subsidiaries:

Company	Principal activity	Country of incorporation
AuRicoGold Chihuahua, S.A. de C.V., SOFOM E.N.R.	Administrative services	Mexico
AuRico Gold Holdings Inc.	Holding company	Canada
AuRico Gold Luxembourg S.à.r.l	Administrative services	Luxembourg
AuRico Gold (USA), Inc.	Administrative services	United States of America
Capital Gold Corporation	Holding company	United States of America
Leadville Mining & Milling Holding Corporation	Holding company	United States of America
Minera Santa Rita, S. de R.L. de C.V.	Gold and silver mining	Mexico
Nayarit Gold Inc.	Holding company	Canada
Oro de Altar, S.A. de C.V.	Holding company	Mexico

These subsidiaries are controlled by the Company, and are wholly-owned. Control exists when the Company has the power to govern the financial and operating policies of an entity and normally consists of power over more than half of the voting rights of the entity.

The Company also consolidates the accounts of Caborca Industrial S.A. de C.V., a Mexican corporation wholly-owned by two senior officers of the Company, which provides mining support services to the Company’s El Chanate mine. This entity is considered a special purpose entity (“SPE”) in accordance with the guidance in SIC 12, Consolidation – Special Purpose Entities.

All intra-group transactions, balances, income and expenses are eliminated in full on consolidation.

(b)	Investments in joint ventures

The Company accounts for investments in joint ventures using the equity method of accounting. The carrying value of the Company’s investments in joint ventures represents the cost of the investment, including the Company’s share of retained earnings and losses subsequent to formation. At the end of each reporting period, the Company assesses its investments in joint ventures for any indicators of impairment.

(c)	Foreign currency

Functional and presentation currency

These consolidated financial statements are expressed in United States dollars (“US dollars”), which is the functional currency of the Company and the presentation currency of the consolidated financial statements. The functional currency of all of the Company’s subsidiaries is also the US dollar.

Translation of transactions and balances into the functional currency

Transactions in currencies other than an entity’s functional currency (“foreign currencies”) are recognized at the rates of exchange prevailing at the dates of the transactions. At the end of each reporting period, monetary assets and liabilities denominated in foreign currencies are translated at the rates prevailing at that date. Foreign currency non-monetary items that are measured in terms of historical cost are not retranslated.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of United States dollars unless otherwise stated)

Exchange differences are recognized in net earnings in the period in which they arise. Unrealized gains and losses due to movements in exchange rates on cash and cash equivalents held in foreign currencies are shown separately on the Consolidated Statements of Cash Flows.

(d)	Revenue recognition

Revenue from the sale of gold, silver and doré bars is recognized when persuasive evidence of a sale arrangement exists, the risks and rewards of ownership pass to the purchaser, including title risk, the selling price is measurable, and collectability is probable. The risks and rewards of ownership are considered to have been transferred when title passes to the customer. Revenue from the sale of gold and silver is measured at the fair value of the consideration received or receivable. Revenue from the sale of doré bars is recorded at estimated values, and is further adjusted based upon final quality assessment and quotations.

(e)	Cash and cash equivalents

The Company considers deposits in banks, certificates of deposits, and short-term investments with original maturities of three months or less from the acquisition date as cash and cash equivalents.

(f)	Inventories

Supplies inventory

Supplies inventory consists of mining supplies and consumables used in the operation of the mines, and is valued at the lower of average cost and net realizable value.

Ore stockpiles inventory

Stockpiles represent ore that has been mined and is available for further processing. The carrying value of stockpiles are measured by estimating the number of tonnes added and removed from the stockpile, the number of contained ounces (based on assay data) and the estimated metallurgical recovery rates (based on the expected processing method). Stockpile ore tonnages are verified by periodic surveys. Costs are allocated to stockpiles based on the current mining cost per tonne incurred up to the point of stockpiling the ore, including applicable overhead, depletion and amortization relating to mining operations, and are removed at the average cost per tonne. Ore stockpiles inventory is measured at the lower of cost and net realizable value.

Ore in process inventory

The recovery of gold and silver is achieved through milling and heap leaching processes. Costs are added to ore on leach pads and in the mill based on current mining and processing costs, including applicable overhead, depletion and amortization relating to mining and processing operations. Costs are removed from ore on leach pads and in the mill as ounces are recovered, based on the average cost per recoverable ounce of gold and silver in ore in process inventory. Ore in process inventory is measured at the lower of cost and net realizable value.

Finished goods inventory

Finished goods inventory consists of gold, silver and doré bars, and is valued at the lower of cost and net realizable value.

Net realizable value is calculated as the difference between the estimated future metal revenue based on prevailing and / or long-term metal prices as appropriate, and estimated costs to complete production into a saleable form.

(g)	Long-lived assets

Property, plant and equipment

Property, plant and equipment is recorded at cost less accumulated amortization and accumulated impairment losses. The initial cost of an asset is comprised of its purchase price or construction cost, any costs directly attributable to bringing the asset into operation, and for qualifying assets, borrowing costs. The purchase price or construction cost is the aggregate amount paid and the fair value of any other consideration given to acquire the asset. The capitalized value of a finance lease is also included within property, plant and equipment, and is measured at the lower of the present value of the minimum lease payments and the fair value of the leased asset.

Subsequent costs are included in the asset’s carrying amount when it is probable that future economic benefits associated with the asset will flow to the Company, and the costs can be measured reliably. This would include costs related to the refurbishment or replacement of major components of an asset, when the refurbishment results in a significant extension in the physical life of the component. All other repairs and maintenance costs are recognized in earnings as incurred.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of United States dollars unless otherwise stated)

The cost of property, plant and equipment, less any applicable residual value, is allocated over the estimated useful life of the asset on a straight-line basis. Amortization commences on an asset when it has been fully commissioned and is available for use. Amortization rates applicable to each category of property, plant and equipment, with the exception of land, are as follows:

Asset	Useful life
Leasehold improvements	3 years
Equipment under finance lease	2-10 years
Mobile equipment	2-10 years
Other equipment	2-20 years
Processing plant	2-20 years
Vehicles	3-4 years
Buildings	7-20 years
Office equipment	2-9 years

When components of an item of property, plant and equipment have different useful lives than those noted above, they are accounted for as separate items of property, plant and equipment. Each asset or component’s estimated useful life is determined considering its physical life limitations; however this physical life cannot exceed the remaining life of the mine at which the asset is utilized. Estimates of remaining useful lives and residual values are reviewed annually. Any changes in estimates of useful lives are accounted for prospectively from the date of the change.

Exploration and evaluation assets

Expenditures incurred prior to the Company obtaining the right to explore are expensed in the period in which they are incurred.

Exploration and evaluation expenditures include costs such as exploratory drilling, sample testing, costs of pre-feasibility studies, and for qualifying assets, borrowing costs. These costs are capitalized on a project-by-project basis pending determination of the technical feasibility and commercial viability of the project. All capitalized exploration and evaluation expenditures are monitored for indications of impairment, to ensure that exploration activities related to the property are continuing and/or planned for the future. If an exploration property does not prove viable, all unrecoverable costs associated with the project are written off.

Exploration and evaluation assets are not depleted. These amounts are reclassified from exploration and evaluation assets to mining interests once the work completed to date supports the future development of the property and management intends to develop the property. Prior to being reclassified to mining interests, exploration and evaluation assets are assessed for impairment.

Mining interests

All expenditures to ready the property for production are capitalized within mining interests, other than those costs related to the construction of related property, plant and equipment, which are capitalized within construction in progress. Expenditures capitalized to mining interests include all costs directly related to development activity, a proportion of overhead costs directly related to development activity, and the initial estimate of the reclamation obligation. Any proceeds from the sale of metals during the development and commissioning phase of a project are netted against the expenditures being capitalized. The development and commissioning phase ceases upon the commencement of commercial production.

Subsequent to the commencement of commercial production, further development expenditures incurred with respect to a mining interest are capitalized as part of the mining interest, when it is probable that additional future economic benefits associated with the expenditure will flow to the Company. Otherwise, such expenditures are classified as a cost of production.

Upon commencement of commercial production, mining interests are depleted over the life of the mine using the unit-of-production method based on estimated proven and probable reserves of the mine and the portion of mineralization from measured, indicated and inferred resources expected to be classified as reserves. The Company determines the portion of mineralization expected to be classified as reserves by considering the degree of confidence in the economic extraction of the resource, which is affected by long-term metal price assumptions, cut-off grade assumptions, and drilling results. These assessments are made on a mine-by-mine basis.

The expected useful lives used in depletion calculations are determined based on the facts and circumstances associated with the mining interest. Any changes in estimates of useful lives are accounted for prospectively from the date of the change.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of United States dollars unless otherwise stated)

Commercial production

Commercial production is reached when an open pit or underground mine is in the condition necessary for it to be capable of operating in the manner intended by management. The Company considers a range of factors when determining whether commercial production has been reached, which may include demonstration of continuous production near the level required by the design capacity of the processing facilities, demonstration of continuous throughput levels at or above a target percentage of the design capacity, and demonstration of ability to produce output at a net margin that is consistent with expectations. The Company assesses the ability to sustain production and throughput over a period of approximately one to three months, depending on the complexity of the operation, prior to declaring that commercial production has been reached.

Capitalized stripping costs

Pre-production stripping costs are capitalized as part of the cost of constructing a mine. Mining costs associated with stripping activities during the production phase of a mine are capitalized only if the Company can identify the component of the ore body for which access is obtained, the costs associated with the stripping activities can be measured reliably, and the activities represent a future benefit to the mining interest, in that access is gained to sources of reserves and resources that will be produced in future periods that would otherwise not have been accessible. The amount capitalized is calculated by multiplying the stripping tonnes mined during the period by the current mining cost per tonne in the open pit.

Capitalized stripping costs are depleted over the expected reserves and resources benefiting from the stripping activity using the unit-of-production method based on estimated proven and probable reserves, and the portion of mineralization expected to be classified as reserves.

Investment tax credits

Investment tax credits are earned as a result of incurring eligible exploration and development expenses prior to commercial production. Investment tax credits are accounted for as a reduction to property, plant and equipment or mining interests. Investment tax credits also arise as a result of incurring eligible research and development expenses and these credits are recorded as a reduction to the related expenses.

Derecognition

Upon replacement of a major component, or upon disposal or abandonment of a long-lived asset, the carrying amounts of the assets are derecognized with any associated gains or losses recognized in net earnings.

(h)	Intangible assets

Amounts paid for the acquisition of identifiable intangible assets are recorded at cost less accumulated amortization and accumulated impairment losses or at fair value on the date of acquisition. Identifiable intangible assets with a finite useful life are amortized on a straight-line basis over their expected useful life, unless another method represents a more accurate allocation of the expense over their useful life. The retained interest royalty is amortized using the unit-of-production method based on the ounces of production that are expected to generate the cash flows that will be attributable to the Company. Amortization expense resulting from intangible assets is included in amortization and depletion expense on the Consolidated Statements of Operations. The estimated useful lives of the Company’s intangible assets are as follows:

Asset	Useful life
Transmission rights	8-20 years
Software	1-3 years

(i)	Business combinations

Acquisitions of businesses are accounted for using the acquisition method whereby assets and liabilities acquired are recorded at their fair values as of the date of acquisition and any excess of the purchase price over such fair value is recorded as goodwill. The purchase price includes the fair values of the assets transferred and the equity interests issued by the Company, but does not include any acquisition-related costs, which are expensed as incurred. The fair value of options issued as part of purchase consideration is determined in accordance with note 3(p).

The measurement period for finalizing the accounting for a business combination does not exceed one year from the date of acquisition. During the measurement period, the Company retrospectively adjusts the preliminary amounts recognized at the acquisition date to reflect new information obtained about facts and circumstances that existed as of the acquisition date and, if known, would have affected the measurement of the amounts as of that date. The Company also recognizes additional assets or liabilities if new information is obtained about facts and circumstances that existed as of the date of acquisition that, if known, would have resulted in the recognition of those assets and liabilities.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of United States dollars unless otherwise stated)

(j)	Goodwill

Goodwill represents the difference between the consideration transferred and the fair value of the identifiable net assets acquired, and is not amortized. Goodwill, upon acquisition, is allocated to the cash-generating unit (“CGU”) or group of CGUs expected to benefit from the related business combination for the purposes of impairment testing. A CGU is defined as the smallest identifiable group of assets that generates cash inflows, which are largely independent of the cash inflows from other assets. Each of the Company’s operating and development stage mines is typically a CGU for purposes of goodwill impairment testing.

(k)	Impairment of non-financial assets and goodwill

The carrying amounts of non-financial assets, excluding inventories and deferred income tax assets, are reviewed for impairment at each reporting date, or whenever events or changes in circumstances indicate the carrying amounts may not be recoverable. If there are indicators of impairment, a review is undertaken to determine whether the carrying amounts are in excess of their recoverable amounts. Reviews are undertaken on an asset-by-asset basis, except where the recoverable amount for an individual asset cannot be determined, in which case the review is undertaken at the CGU level.

The Company evaluates, on an annual basis or more frequently if there is an indication that a CGU may be impaired, the carrying amount of CGUs to which goodwill has been allocated, to determine whether such carrying amount may be impaired. To accomplish this, the Company compares the recoverable amount of a CGU to its carrying amount.

If the carrying amount of a CGU or non-financial asset exceeds the recoverable amount, being the higher of its fair value less costs to sell and its value-in-use, an impairment loss is recognized in net earnings as the excess of the carrying amount over the recoverable amount. With respect to CGUs, impairment losses are allocated first to reduce the carrying amount of any goodwill allocated to the CGUs, and then to reduce the carrying amounts of the other assets in the CGU on a pro-rata basis to their individual recoverable amount.

Where the recoverable amount is assessed using discounted cash flow techniques, the resulting estimates are based on detailed mine or production plans. The mine plan is the basis for forecasting production output in each future year and for forecasting production costs and capital expenditures. For value-in-use calculations, production costs, capital expenditures, and output in the mine plan may be revised to reflect the continued use of the asset in its present form.

Non-financial assets that have suffered an impairment are tested for a possible reversal of the impairment whenever events or changes in circumstances indicate that the impairment may have reversed. In these instances, the impairment loss is reversed to the recoverable amount but not beyond the carrying amount, net of amortization, that would have arisen if the prior impairment loss had not been recognized. Goodwill impairments are not reversed.

(l)	Impairment of financial assets

At each reporting date, the Company assesses whether there is any objective evidence that a financial asset or a group of financial assets, other than those classified as fair value through profit or loss, is impaired. Financial assets include receivables and available-for-sale investments. A financial asset or a group of financial assets is deemed to be impaired if there is objective evidence of impairment as a result of one or more events that have occurred after the initial recognition of the asset that negatively impact the estimated future cash flows of the financial asset or the group of financial assets.

(m)	Reclamation provisions

The Company’s mining and exploration activities are subject to various governmental laws and regulations relating to the protection of the environment. These environmental regulations are continually changing, and the Company has made, and intends to make in the future, expenditures to comply with such laws and regulations. The timing of these expenditures is dependent upon a number of factors including the life of the mine, the operating licence conditions, and the laws, regulations, and environment in which the mine operates.

Reclamation provisions are recognized at the time an environmental disturbance occurs and are measured at the Company’s best estimate of the expected value of future cash flows required to reclaim the disturbance upon mine closure, which are discounted to their present value for each mine operation. Expected future cash flows reflect the risks and probabilities that alternative estimates of cash flows could be required to settle the obligation. The discount rate used is a pre-tax rate that reflects current market assessments of the time value of money specific to the currency in which the cash flows are expected to be paid. The discount rate does not reflect risks for which the cash flows have been adjusted. Significant estimates are involved in forming expectations of future activities and the amount and timing of the associated cash flows. Those expectations are based on existing environmental and regulatory requirements or, if more stringent, Company policies that give rise to a constructive obligation.

Upon initial recognition of a reclamation provision, the corresponding cost is capitalized as an asset, representing part of the cost of acquiring the future economic benefits of the operation. The capitalized cost of reclamation and rehabilitation activities is recognized in mining interests and depreciated in accordance with the Company's policy for the related asset. The provision is progressively increased over the life of the operation as the effect of discounting unwinds, creating an expense included in finance costs on the Consolidated Statements of Operations.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of United States dollars unless otherwise stated)

Reclamation provisions are adjusted for changes in estimates. Such adjustments, which are not the result of the current production of inventory, are accounted for as a change in the corresponding capitalized cost, except where a reduction in the provision is greater than the unamortized capitalized cost of the related assets. In the latter case, the capitalized cost is reduced to nil and the remaining adjustment is recognized in reclamation, care and maintenance costs on the Consolidated Statements of Operations. If reclamation and restoration costs are incurred as a consequence of the production of inventory, the costs are recognized as a cost of that inventory. Factors influencing such changes in estimates include revisions to estimated reserves, resources and lives of mines; developments in technologies; regulatory requirements and environmental management strategies; changes in estimated costs of anticipated activities, including the effects of inflation and movements in foreign exchange rates; and movements in interest rates affecting the discount rate applied.

(n)	Other provisions

Provisions are recognized when the Company has a present obligation (legal or constructive), as a result of past events, and it is probable that an outflow of resources that can be reliably estimated will be required to settle the obligation. Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to the passage of time is recognized as interest expense included in finance costs on the Consolidated Statements of Operations.

(o)	Employee benefits

Short-term employee benefits

The Company accrues liabilities for short-term employee benefits such as wages, salaries, bonuses, paid vacation, and other benefits expected to be settled within 12 months from the end of the reporting period. The liabilities for short-term benefits are measured on an undiscounted basis at the amounts expected to be paid when the liabilities are settled. These amounts are recognized in accounts payable, with offsetting charges to cost of sales (production costs) or general and administrative expense.

Post-employment benefits

The Company has an obligation to provide post-employment benefits to certain of its employees. The cost of the accrued benefit liability for benefits earned by employees is determined on an annual basis using the projected unit credit method, using independent qualified actuaries and management’s best estimate of salary escalation and retirement ages. The accrued benefit liability for this plan is included in provisions on the Consolidated Balance Sheets.

Actuarial gains and losses arise from changes in actuarial assumptions used to determine the accrued benefit liability. These gains and losses are recognized in other comprehensive income (“OCI”) in the year that they occur.

Termination benefits

The Company accrues liabilities for involuntary termination and severance benefits when the termination has been communicated to the employee, and the employee acknowledges receipt. The liabilities for termination benefits are measured at their nominal amounts based on amounts expected to be paid when the liabilities are settled.

(p)	Share-based compensation

The Company measures all equity-settled share-based awards made to employees and others providing similar services (collectively, “employees”) based on the fair value of the options or units on the date of grant.

The grant date fair value of options is estimated using an option pricing model and is recognized over the vesting period of the options as compensation expense, with a corresponding increase to equity. The fair value of the Company’s deferred share units is determined based on the market value of the Company’s shares on the date of grant, and is expensed over the vesting period. The amount of compensation expense charged to earnings is adjusted for the estimated number of awards that are expected to vest.

The Company awards cash-settled share-based compensation to certain employees in the form of restricted share units. In accounting for these awards, the Company recognizes the fair value of the amount payable to employees as compensation expense as they are earned, based on the estimated number of units that are expected to vest. The corresponding liability is re-measured at fair value on each reporting date and upon settlement, with changes in fair value recognized in net earnings for the period. The fair value of restricted share units is determined by reference to the Company’s share price when the units are earned or re-measured.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of United States dollars unless otherwise stated)

The Company also maintains an employee share purchase plan. Under this plan, contributions by the Company’s employees are matched to a specific percentage by the Company and are recognized as an expense when the Company’s obligation to contribute arises.

Share-based arrangements in which the Company receives goods or services as consideration for its own equity instruments are accounted for as equity-settled share-based payment transactions regardless of how the equity instruments are obtained by the Company. These share-based arrangements are measured at the fair value of goods or services received unless the fair value of the goods or services cannot be reliably measured, in which case they are measured at the fair value of the equity instruments issued.

(q)	Income taxes

Income tax expense is comprised of current and deferred income tax. Current and deferred income taxes are recognized in net earnings except to the extent that they relate to a business combination, or to items recognized directly in equity or other comprehensive income.

Current income taxes

Current income tax represents the income tax expected to be payable on the Company’s taxable earnings for the year using rates that are enacted or substantively enacted at the balance sheet date. Taxable earnings differ from accounting earnings reported in the Consolidated Statements of Operations due to differences in timing of amounts deductible or taxable for tax purposes and due to exclusions of items that are not taxable or deductible. Current income tax includes adjustments for tax expense expected to be payable or recoverable in respect of previous periods.

Deferred income taxes

Deferred income tax assets and liabilities represent income taxes expected to be payable or recoverable on differences between the carrying amount of assets and liabilities in the Company’s consolidated financial statements and the corresponding tax basis used in the computation of taxable earnings. Deferred income tax assets also represent income taxes expected to be recoverable on unused tax losses and tax credits carried forward. Deferred income tax is calculated using the liability method on temporary differences between the tax basis of assets and liabilities and their carrying amounts for financial reporting purposes at the reporting date.

Deferred income taxes are measured using the enacted or substantively enacted tax rates at the balance sheet date that are expected to be in effect when the differences reverse or when unclaimed losses are utilized. Deferred income tax liabilities are generally recognized for all taxable temporary differences, with some exceptions described below. Deferred income tax assets are recognized to the extent that it is probable that taxable earnings will be available against which deductible temporary differences, unused tax losses and tax credits can be used. Neither deferred income tax liabilities, nor deferred income tax assets, are recognized as a result of temporary differences that arise from (a) the initial recognition of goodwill, (b) a transaction, other than a business combination, that affects neither accounting earnings nor taxable earnings, or (c) differences relating to investments in subsidiaries to the extent that it is probable that they will not reverse in the foreseeable future. Deferred income tax assets and liabilities are offset to the extent there is a legally enforceable right to offset current income tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but the entity intends to settle current income tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

The carrying amount of deferred income tax assets is reviewed at the end of each reporting period and adjusted to the extent that it is no longer probable that sufficient taxable earnings will be available to allow the benefit, or all or part of the asset, to be utilized. To the extent that an asset not previously recognized fulfils the criteria for asset recognition, a deferred income tax asset is recognized.

(r)	Earnings per share

Basic earnings per share is calculated based on the weighted average number of common shares and common share equivalents outstanding for the period. Diluted earnings per share is determined by adjusting the weighted average number of common shares and common share equivalents outstanding and earnings attributable to common shareholders of the Company for the dilutive effects of the potential conversion of all outstanding convertible senior notes, and the potential exercise of all outstanding options and warrants issued using the treasury stock method. The treasury stock method assumes that proceeds received from the exercise of the in-the-money stock options and warrants issued are used to repurchase shares at the average market price for the period.

(s)	Financial instruments

Financial instruments are measured at fair value on initial recognition of the instrument. Measurement in subsequent periods depends on whether the financial instrument has been classified as “financial assets at fair value through profit or loss”, “available-for-sale financial assets”, “held-to-maturity investments”, “loans and receivables”, “financial liabilities at fair value through profit or loss”, or “other financial liabilities”.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of United States dollars unless otherwise stated)

The Company’s financial instruments are classified and subsequently measured as follows:

Asset / Liability	Classification	Subsequent Measurement
Cash and cash equivalents	Fair value through profit or loss	Fair value
Receivables	Loans and receivables	Amortized cost
Currency forwards	Fair value through profit or loss	Fair value
Contingent consideration	Fair value through profit or loss	Fair value
Investments	Available-for-sale and	Fair value
fair value through profit or loss
Restricted cash	Fair value through profit or loss	Fair value
Warrants issued	Fair value through profit or loss	Fair value
Payables, provisions and other liabilities	Other financial liabilities	Amortized cost
Debt and equipment financing obligations	Other financial liabilities	Amortized cost
Option component of convertible senior notes	Fair value through profit or loss	Fair value

Financial assets and financial liabilities classified as fair value through profit or loss are measured at fair value with changes in those fair values recognized in net earnings. Financial assets classified as available-for-sale are measured at fair value, with changes in those fair values recognized in other comprehensive income.

Investments in equity securities classified as either available-for-sale financial assets or financial assets at fair value through profit or loss are accounted for at their fair value, which is determined based on the last quoted market price. Changes in the market value of available-for-sale equity securities as well as the related foreign exchange and tax impact, if any, are accounted for in accumulated other comprehensive income until the equity securities are sold or are determined to be other-than-temporarily impaired. When available-for-sale equity securities are sold or are determined to be other-than-temporarily impaired, the related accumulated change in accumulated other comprehensive income is reversed and the actual gain or loss on disposal, or the impairment charge, is recognized in net earnings. Changes in market value of equity securities at fair value through profit or loss, as well as the related foreign exchange and tax impact, if any, are recognized in net earnings in the period in which they occur.

Warrants issued are classified as financial liabilities at fair value through profit or loss and measured at fair value using a pricing model. Unrealized gains or losses related to changes in fair value are reported in other income in the Consolidated Statements of Operations.

Convertible senior notes, under the terms of which the Company has the right to settle all or part of the instrument in cash on the conversion date, are classified as a financial liability with an embedded derivative. The debt component of the convertible senior notes is presented within debt and equipment financing obligations on the Consolidated Balance Sheets, and is initially recognized as the difference between the fair value of the financial instrument as a whole and the fair value of the embedded derivative. The debt component is subsequently recognized at amortized cost using the effective interest rate method. The embedded derivative represents the conversion feature (option component, see note 17) and is classified as a financial liability at fair value through profit or loss and initially recognized at fair value. The embedded derivative is subsequently recognized at fair value with changes in fair value recognized in net earnings. Gains and losses related to the debt component and the embedded derivative are recognized in net earnings. Interest expense relating to the debt component is also recognized in net earnings, with the exception of interest expense capitalized as borrowing costs in accordance with note 3(g).

Fair values are based on quoted market prices where available, or where no active market exists, fair values are estimated using a variety of valuation techniques and models. These valuation techniques and models include recent arm’s length market transactions, reference to current market value of another instrument which is substantially the same, and discounted cash flow analysis, cash flow models, and option pricing models.

Transaction costs, other than those related to financial instruments classified as fair value through profit or loss, which are expensed as incurred, are combined with the fair value of the financial asset or financial liability on initial recognition and amortized using the effective interest rate method. If future modifications are made to a financial asset or liability that are not considered to be substantial, the transaction costs related to this modification are combined with the carrying amount, and amortized over the life of the instrument using the effective interest rate method. If future modifications are made that are considered to be substantial, the transaction costs related to the modification are expensed, along with any remaining unamortized costs.

All derivative instruments, including embedded derivatives, are recorded on the balance sheet at fair value unless exempted from derivative treatment as an own-use instrument. All changes in fair value are recorded in net earnings unless they are designated in a valid cash flow hedging relationship (note 3(t)), in which case changes in fair value are recorded in accumulated other comprehensive income.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of United States dollars unless otherwise stated)

Financial assets are derecognized when the rights to receive cash flows from the asset have expired or have been transferred and the Company has transferred substantially all of the risks and rewards of ownership. Financial liabilities are derecognized when they have been settled by the Company, or when an obligation expires. In instances where a financial liability is replaced by another from the same lender on substantially different terms, or the terms of the existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, with any difference recognized in the Consolidated Statements of Operations.

Financial assets and financial liabilities are offset and the net amount reported in the Consolidated Balance Sheets only if there is an enforceable legal right to offset the recognized amounts and the intention is to settle on a net basis, or to realize the assets and settle the liabilities simultaneously.

(t)	Hedges

Hedging relationships that meet documentation requirements, and that can be proven to be effective both at the inception and over the term of the relationship qualify for hedge accounting. At the inception of the transaction, the Company documents the relationship between hedging instruments and hedged items, the method for assessing effectiveness, as well as its risk management objective and strategy for undertaking various hedge transactions. The Company makes an assessment, both at the inception of the hedge and on an ongoing basis, of whether the derivatives that are used in hedging transactions have been and will continue to be highly effective in offsetting changes in fair values or cash flows of hedged items.

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recognized as other comprehensive income and are presented within equity as accumulated other comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately in net earnings. Amounts accumulated in equity are recycled to net earnings in the period in when the hedged item will affect net earnings. However, when the forecasted transaction that is hedged results in the recognition of a non-financial asset or liability, the gains and losses previously deferred in equity are transferred from equity and included in the measurement of the initial cost or carrying amount of the related asset or liability.

When a hedging instrument expires or is sold or terminated, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognized when the forecasted transaction is ultimately recognized in net earnings. When a forecasted transaction is no longer expected to occur, the cumulative gain or loss existing in accumulated other comprehensive income is immediately charged to net earnings.

(u)	Assets held for sale and discontinued operations

Non-current assets, or disposal groups comprised of assets and liabilities, that are expected to be recovered primarily through sale rather than through continuing use, are classified as held for sale. Immediately before classification as held for sale, the assets, or components of a disposal group, are re-measured at the lower of their carrying amount and fair value less costs to sell, with the exception of financial assets and deferred income tax assets, which continue to be measured in accordance with the Company’s accounting policies. Impairment losses on initial classification as held for sale and subsequent gains and losses on re-measurement are recognized in net earnings from discontinued operations. Subsequent gains are not recognized in excess of any cumulative past impairment losses. The Company presents assets held for sale separately from the Company’s other assets and separately from liabilities directly associated with the assets held for sale. Liabilities associated with assets held for sale are presented separately from the Company’s other liabilities.

A discontinued operation is a component of the Company that has either been disposed of or that is classified as held for sale. A component of the Company is comprised of operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the Company. Net earnings of a discontinued operation and any gain or loss on disposal are combined and presented as net earnings from discontinued operations in the Consolidated Statements of Operations. Comparative periods are re-presented to reflect discontinued operations presentation.

(v)	Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Chief Executive Officer. The Company’s operating segments, before aggregation, have been identified as the Company’s individual operating and development stage mines. Aggregation of one or more operating segments into a single operating segment is permitted if aggregation is consistent with the core principle of the standard, the operating segments have similar economic characteristics, and the operating segments have a number of other similarities, including similarities in the nature of their products, production processes, and regulatory environment. The Company’s reportable segments are consistent with the identified operating segments and consist of the geographical regions in which the Company operates.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of United States dollars unless otherwise stated)

(w)	Standards issued but not yet adopted

For the purposes of preparing and presenting the Company’s consolidated financial statements, the Company has adopted all standards and interpretations issued other than those discussed in this note. These standards have not been adopted because they are not effective for the Company until subsequent to December 31, 2012. Standards and interpretations issued, but not yet adopted include:

Effective for the Company
IFRS 9, Financial Instruments	January 1, 2015
IFRS 10, Consolidated Financial Statements	January 1, 2013
IFRS 11, Joint Arrangements	January 1, 2013
IFRS 12, Disclosure of Interests in Other Entities	January 1, 2013
IFRS 13, Fair Value Measurement	January 1, 2013
IFRIC 20, Stripping Costs in the Production Phase of a Surface Mine	January 1, 2013
Amendments to IFRS 7, Financial Instruments: Disclosures	January 1, 2013
Amendments to IAS 1, Presentation of Financial Statements	January 1, 2013
Amendments to IAS 19, Employee Benefits	January 1, 2013
Amendments to IAS 27, Consolidated and Separate Financial Statements	January 1, 2013
Amendments to IAS 28, Investments in Associates	January 1, 2013
Amendments to IAS 32, Financial Instruments: Presentation	January 1, 2014
Annual Improvements to IFRS, 2009-2011	January 1, 2013

IFRS 9, Financial Instruments, proposes to replace IAS 39 Financial Instruments: Recognition and Measurement. The replacement standard has three main phases, the first of which provides new guidance for the classification and measurement of financial assets and liabilities, including elimination of the existing IAS 39 categories of held-to-maturity, available-for-sale and loans and receivables, in exchange for the classification of financial assets and liabilities into the categories of either financial assets measured at amortized cost or financial assets measured at fair value. The second part, which is currently an exposure draft, provides guidance for amortized cost and impairment methodology for financial assets. The third part, which is also currently an exposure draft, proposes a revised general hedge accounting model. The Company will evaluate the impact of the change to its consolidated financial statements based on the characteristics of financial instruments outstanding at the time of adoption.

IFRS 10, Consolidated Financial Statements, replaces the consolidated financial statements section of IAS 27, Consolidated and Separate Financial Statements and SIC-12, Consolidation – Special Purposes Entities in its entirety. IFRS 10 establishes the principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities, regardless of the nature of relationship. The new standard introduces a revised definition of control, and provides additional guidance on how to apply the control principle in a number of situations. The application of this standard will not have an impact on the Company’s consolidated financial statements as all entities consolidated are wholly-owned by the Company. In addition, the Company consolidates one special purpose entity, and it this entity will continue to be consolidated under the new standard.

IFRS 11, Joint Arrangements, replaces IAS 31, Interests in Joint Ventures, and requires the Company to classify its interest in a joint arrangement as either a joint operation or a joint venture. For a joint venture, the Company will account for its interest in the net assets of the joint venture using the equity method of accounting. The Company will no longer have the option to proportionately consolidate its share of the net assets, revenues and expenses of joint ventures. The application of this standard will not have an impact on the Company’s consolidated financial statements as the Company currently uses the equity method of accounting for its joint ventures.

IFRS 12, Disclosure of Interests in Other Entities, outlines the disclosures required surrounding an entity’s interests in subsidiaries, associates, joint arrangements and unconsolidated structured entities, to enable users of financial statements to evaluate the nature of, and risks associated with, its interests in other entities, and the effects of those interests on its financial position, financial performance and cash flows. Additional disclosures in the Company’s consolidated financial statements surrounding the special purpose entity currently consolidated by the Company will be required.

IFRS 13, Fair Value Measurement, is a single source of fair value measurement guidance under IFRS. This new IFRS clarifies the definition of fair value, provides a clear framework for measuring fair value, and enhances the disclosures about fair value measurements. IFRS 13 is not only limited to financial instruments, but also applies to fair value measurement in other IFRS, such as impairment and employee future benefits. The application of this standard will not have a material impact on the Company’s consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of United States dollars unless otherwise stated)

IFRIC 20, Stripping Costs in the Production Phase of a Surface Mine, provides guidance on the recognition and measurement of stripping costs associated with surface mining operations. IFRIC 20 differentiates between two benefits that could accrue to an entity from stripping activities: (1) usable ore that can be used to produce inventory, and (2) improved access to further quantities of material that will be mined in future periods. IFRIC 20 provides guidance on when and how to account separately for these two benefits, as well as how to initially and subsequently measure them. If the costs of the stripping activity asset versus inventory produced are not separately identifiable, an entity is required to allocate production stripping costs between the two based on a relevant production measure. This guidance recommends a different method of allocating waste between capital and expense than the method currently used by the Company. IFRIC 20 will be applied prospectively to the Company’s production stripping costs incurred on or after January 1, 2012, with specific transitional provisions applied to the Company’s stripping assets that existed on transition. The adoption of this interpretation will result in an increase of $1,848 in production costs for the year ended December 31, 2012, and an increase of $6,207 in inventory and a decline of $8,055 in property, plant and equipment & mining interests at December 31, 2012.

IFRS 7, Financial Instruments: Disclosures and IAS 32, Financial Instruments: Presentation, were amended to address the issue of offsetting financial assets and financial liabilities in the financial statements. The amendments to IAS 32 clarify situations in which an entity has a legally enforceable right to set-off a financial liability and financial asset. The amendments to IAS 32 also clarify when a settlement mechanism provides for net settlement or gross settlement that is equivalent to net settlement. The amendments to IFRS 7 contain new disclosure requirements for financial assets and liabilities that are offset in the balance sheet or that are subject to master netting arrangements or similar arrangements. These amendments will not have a material impact on the consolidated financial statements.

IAS 1, Presentation of Financial Statements, was amended to revise the presentation of other comprehensive income, requiring entities to group items presented in other comprehensive income based on whether they are potentially reclassifiable to profit or loss subsequently, with subtotals for each group. This change will not have a significant impact on the presentation of the Company’s Consolidated Statements of Comprehensive Income.

Amendments to IFRS stemming from the 2009 to 2011 cycle of improvements contains amendments to the following four standards (excluding IFRS 1), with consequential amendments to other standards and interpretations: IAS 1, Presentation of Financial Statements, IAS 16, Property, Plant and Equipment, IAS 32, Financial Instruments: Presentation, and IAS 34, Interim Financial Reporting. The amendments will not have a material impact on the consolidated financial statements.

The amendments to IAS 19, IAS 27 and IAS 28 referenced above will not have an impact on the Company’s consolidated financial statements.

4.	Critical accounting estimates and judgements

Many of the amounts included in the Consolidated Balance Sheets require management to make estimates and judgements. Accounting estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to accounting estimates are recognized in the period in which the estimates are revised.

Critical accounting estimates

The following is a list of the accounting estimates that the Company believes are critical, due to the degree of uncertainty regarding the estimates or assumptions involved and the magnitude of the asset, liabilities, revenue or expense being reported. Actual results may differ from these estimates.

—

The Company makes estimates of gold and silver recoverable from ore stacked on leach pads in the determination of ore in process inventory. The quantities of recoverable gold and silver placed on the leach pads are reconciled to the quantities of gold and silver actually recovered (metallurgical balancing), by comparing the grades of ore placed on the leach pads to actual ounces recovered. The nature of the leaching process inherently limits the ability to precisely monitor inventory levels. As a result, the metallurgical balancing process is constantly monitored and the engineering estimates are refined based on actual results over time. The ultimate recovery of gold and silver from a pad will not be known until the leaching process is completed. Leach pad recovery estimates are used in the determination of the Company’s inventories.

—	The Company makes estimates of the quantities of proven and probable reserves of the mine and the portion of mineralization expected to be classified as reserves. The estimation of quantities of reserves and resources is complex, requiring significant subjective assumptions that arise from the evaluation of geological, geophysical, engineering and economic data for a given ore body. This data could change over time as a result of numerous factors, including new information gained from development activities, evolving production history and a reassessment of the viability of production under different economic conditions. Reserve estimates are used in the calculation of depletion expense, to calculate the fair value of assets acquired in a business combination, to calculate the recoverable amount of a CGU, and to forecast the life of the mine.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of United States dollars unless otherwise stated)

—	The Company forecasts prices of commodities, exchange rates, production costs, discount rates, and recovery rates. These estimates may change the economic status of reserves and may result in reserves and resources being revised. These estimates, in addition to a net asset value multiple, are used to calculate the fair value of assets acquired in a business combination and the recoverable amount of a CGU for the purpose of impairment testing.

—	The Company amortizes its property, plant and equipment, net of residual value, on a straight-line basis over the estimated useful life of each asset, not to exceed the life of the mine at which the asset is utilized. The physical life of these assets, and related components, may differ from the Company’s estimate, which would result in an adjustment to amortization and depletion expense.

—	The Company makes estimates of the likelihood of whether or not all or some portion of each deferred income tax asset will be realized, which is impacted by interpretation of tax laws and regulations, historic and future expected levels of taxable income, timing of reversals of taxable temporary timing differences, and tax planning initiatives. Levels of future taxable income are affected by, among other things, market gold prices, production costs, quantities of proven and probable gold reserves, interest rates, and foreign currency exchange rates.

—	The Company makes estimates of the timing and amount of expenditures required to settle the Company’s reclamation provisions. The principal factors that can cause expected future expenditures to change are: the construction of new processing facilities; changes in the quantities of material in reserves and a corresponding change in the life of mine plan; changing ore characteristics that ultimately impact the environment; changes in water quality that impact the extent of water treatment required; and changes in laws and regulations governing the protection of the environment. In general, as the end of the mine life nears, the reliability of expected cash flows increases, but earlier in the mine life, the estimation of a reclamation provision is inherently more subjective.

—	The Company makes estimates of amounts receivable under contingent consideration arrangements. Future amounts receivable will be impacted by future gold prices, future production from the Fosterville and Stawell mines in Victoria, Australia, as well as related operating and capital expenditures required to sustain that production.

Critical accounting judgements

The following is a critical judgement that management has made in the process of applying accounting policies that may have a significant impact on the amounts recognized in the consolidated financial statements.

—	The Company makes judgements about which indicators to consider when evaluating whether a mine has reached commercial production, which may impact the timing and amount of depreciation and depletion, the amount of revenue recognized in the Consolidated Statements of Operations, and the amount of costs capitalized to mine development during 2012.

5.	Business combinations

During 2011, the Company completed the acquisitions of Capital Gold Corporation (“Capital Gold”) and Northgate Minerals Corporation (“Northgate”). These acquisitions enhanced the Company’s production profile and resource base, and with the addition of Northgate, expanded the Company’s operations into Canada.

(a)	Acquisition of Capital Gold

On April 8, 2011, the Company completed the acquisition of Capital Gold, whereby the Company acquired all of the issued and outstanding common shares of Capital Gold. As part of the acquisition, the Company acquired the El Chanate gold mine located in Sonora, Mexico, as well as the Orion development project in Nayarit, Mexico. For each common share held, Capital Gold shareholders received 0.5209 common shares of the Company and a cash payment of $1.09. As a result of the transaction, the Company issued 32,796,771 common shares and made a cash payment of $68,630 to Capital Gold shareholders. The results of Capital Gold, which include its wholly-owned subsidiaries and Caborca Industrial, S.A. de C.V., a special purpose entity, have been consolidated with the results of the Company commencing on April 8, 2011.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of United States dollars unless otherwise stated)

Total consideration paid of $421,561, including 802,103 replacement options and 381,014 change of control shares, was calculated as follows:

Cash paid	$68,630
Common shares issued	343,886
Change of control shares issued	3,839
Fair value of options issued	5,206
$421,561

In accordance with the acquisition method of accounting, the purchase price was allocated to the underlying assets acquired and liabilities assumed based upon their fair values at the date of acquisition. Fair values were determined based on independent appraisals, discounted cash flows, and quoted market prices.

The following sets forth the final allocation of the purchase price to assets and liabilities acquired, based on final determinations of fair value:

Final
Cash and cash equivalents	$14,525
Receivables	2,543
Inventories	77,730
Property, plant and equipment & mining interests	173,530
Intangible assets	585
Other	661
Trade payables and accrued liabilities	(7,717)
Provisions	(12,015)
Deferred income tax liability	(61,802)
Goodwill	233,521
$421,561

Receivables acquired were primarily comprised of taxes receivable from the Mexican government. There is a low risk that these amounts will be uncollectable, and therefore no allowance was recorded against these amounts.

As part of the acquisition, the Company assumed the remainder of a royalty interests provision payable to Royal Gold Inc., which arose upon Capital Gold’s purchase of the El Chanate property in 2001. Settlement of the liability is based on a percentage of net smelter returns up to a maximum amount, and was recognized in provisions as part of the purchase price allocation.

Goodwill recorded on this transaction represented the value anticipated to be created from the Company’s ability to grow production, reserves and resources at the acquired projects and the ability to capture synergies between Capital Gold and the Company’s existing operations in Mexico, at the time of the transaction. Goodwill also resulted from the requirement to recognize deferred tax assets and liabilities in connection with the temporary differences between the fair values and the tax bases of assets acquired and liabilities assumed. The goodwill is not deductible for income tax purposes.

(b)	Acquisition of Northgate

On October 26, 2011 (the “acquisition date”), the Company completed the acquisition of Northgate, whereby the Company acquired all of the issued and outstanding common shares of Northgate. Subsequent to the acquisition, Northgate amalgamated into AuRico Gold Inc. For each common share, Northgate shareholders received 0.365 common shares of the Company, which resulted in the issuance of 106,729,666 common shares. As part of the acquisition, the Company acquired the Young-Davidson mine in Northern Ontario, Canada, the Fosterville and Stawell gold mines in Victoria, Australia, and the Kemess underground development project in Northern British Columbia, Canada. The results of Northgate, which include its wholly-owned subsidiaries, have been consolidated with the results of the Company commencing on October 26, 2011.

Total consideration paid of $1,049,337, including 3,183,000 replacement options, was calculated as follows:

Common shares issued	$1,030,046
Fair value of options issued	16,555
Change of control payments	2,597
Fair value of phantom share units issued	139
$1,049,337

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of United States dollars unless otherwise stated)

In accordance with the acquisition method of accounting, the purchase price was allocated to the underlying assets acquired and liabilities assumed based upon their fair values at the date of acquisition. Fair values were determined based on independent appraisals, discounted cash flows, and quoted market prices.

As a result of the acquisition of Northgate, the Company acquired the Fosterville and Stawell mines located in the state of Victoria, Australia. From the date of acquisition, the Fosterville and Stawell mines and their related subsidiaries (collectively, the “Australian operations”) met the criteria to be classified as assets held for sale. All assets of the Australian operations have been combined and presented as assets held for sale and all liabilities have been combined and presented as liabilities associated within assets held for sale within the Northgate purchase price allocation.

During 2012, the Company made certain adjustments and reclassifications to the preliminary allocation of the purchase price that was first disclosed in the fourth quarter of 2011 based on facts and circumstances that existed at the acquisition date. The fair value of the consideration included in the definitive agreement between the Company and Crocodile Gold Corporation (“Crocodile Gold”) for the sale of the Fosterville and Stawell mines provided a more reliable basis to estimate the fair value of the net assets held for sale at the acquisition date, resulting in an adjustment to assets held for sale and goodwill within the allocation of the purchase price. In addition, the finalization of Northgate’s final tax return resulted in revisions to previously estimated amounts for current and deferred income taxes and long-term income taxes recoverable that were included in the preliminary allocation of the purchase price. These revisions resulted in an adjustment to receivables, other long-term assets, the deferred tax liability and goodwill within the preliminary allocation of the purchase price. The comparative December 31, 2011 balance sheet was revised to reflect these adjustments and reclassifications. These adjustments and reclassifications did not have an impact on net earnings for the year ended December 31, 2012.

The following sets forth the final allocation of the purchase price to assets and liabilities acquired, based on final determinations of fair value:

	Preliminary	Adjustments	Final
Cash and cash equivalents (1)	$123,244	$-	$123,244
Receivables	34,039	(930)	33,109
Investments	802	-	802
Inventories	7,545	-	7,545
Prepaids and deposits	2,765	-	2,765
Other long-term assets	56,093	(439)	55,654
Property, plant and equipment & mining interests	1,059,784	-	1,059,784
Intangible assets	17,958	-	17,958
Assets held for sale	148,463	(12,480)	135,983
Trade payables and accrued liabilities	(72,790)	-	(72,790)
Current income tax liability	(3,625)	-	(3,625)
Debt and equipment financing obligations	(162,991)	-	(162,991)
Option component of convertible senior notes	(43,459)	-	(43,459)
Provisions	(28,977)	-	(28,977)
Deferred income tax liability	(247,811)	(5,063)	(252,874)
Liabilities associated with assets held for sale	(64,484)	-	(64,484)
Goodwill	222,781	18,912	241,693
	$1,049,337	$-	$1,049,337

(1)	At October 26, 2011, subsidiaries included in discontinued operations held cash of $22,996.

Receivables acquired were primarily comprised of taxes receivable from the Canadian government. There is a low risk that these amounts will be uncollectible, and therefore no allowance was recorded against these amounts.

Goodwill recorded on this transaction represents the value anticipated to be created from the Company’s ability to grow production, reserves and resources at the acquired projects. Goodwill also resulted from the requirement to recognize deferred tax assets and liabilities in connection with the temporary differences between the fair values and the tax bases of assets acquired and liabilities assumed. The goodwill is not deductible for income tax purposes.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of United States dollars unless otherwise stated)

6.	Discontinued operations

(a)	Australian operations

On May 4, 2012, the Company completed the sale of the Australian operations to Crocodile Gold. The consideration received was comprised of CAD $55 million in cash, 20 million Crocodile Gold common shares, and additional payments based on the future life-of-mine free cash flows, as defined in the agreement, from the Fosterville and Stawell mines (the “retained interest royalty”). Per the agreement, once the cumulative free cash flow generated by the mines subsequent to closing has reached CAD $60 million, the Company will receive 100% of the next CAD $30 million of cumulative free cash flow in excess of CAD $60 million, and 50% of the next CAD $30 million of cumulative free cash flow in excess of CAD $90 million. In addition, the Company will receive 20% of any cumulative free cash flow in excess of CAD $120 million. The results of the Australian operations up to the date of disposal have been presented as discontinued operations within these consolidated financial statements.

During the year ended December 31, 2012, the Company recognized an impairment charge of $22,857 that resulted from the carrying value of the Australian net assets exceeding the estimated fair value of the consideration less costs to sell, measured at March 31, 2012.

The Company also recognized a loss on disposal of $1,736 that resulted from the carrying value of the Australian net assets exceeding the estimated fair value of consideration received in the transaction, measured at May 4, 2012. The impairment charge and the loss on disposal have been included in net earnings from discontinued operations in the Consolidated Statements of Operations.

The carrying value of major classes of assets and liabilities as well as the fair value of consideration as at the date of disposal were as follows:

Cash and cash equivalents	$10,487
Receivables	2,174
Inventories	20,645
Prepaids and deposits	1,092
Other long-term assets	11,845
Property, plant and equipment & mining interests	106,986
Trade payables and accrued liabilities	(18,449)
Current portion of debt and equipment financing obligations	(5,608)
Current portion of provisions	(11,075)
Debt and equipment financing obligations	(2,386)
Provisions	(15,087)
Net carrying value	$100,624

Cash	$55,242
Crocodile Gold shares	9,642
Retained interest royalty	34,004
Total fair value of consideration received	$98,888

The Company determined the fair value of the retained interest royalty using a valuation model, which was based on the combined free cash flow expected to be generated by the Fosterville and Stawell mines. This model uses a derivative valuation approach that relies on the gold forward curve, the US dollar to Australian dollar exchange rate forward curve, and the Canadian dollar to Australian dollar exchange rate forward curve to estimate cash flows. The key assumptions used in determining the fair value of these payments were future production, gold prices, operating costs, capital expenditures and the discount rate. The Company forecasted future production, operating costs and capital expenditures based on the expected life-of-mine plans developed from technical reports and historical cost experience. In determining the fair value of the retained interest royalty, the Company assumed an initial spot gold price of $1,642 per ounce, an average realized life of mine gold price of $1,679 per ounce, and a credit-adjusted discount rate of 12.5% . The retained interest royalty is included in intangible assets on the Consolidated Balance Sheets and will be amortized into earnings as the Company becomes entitled to free cash flows.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of United States dollars unless otherwise stated)

Changes in the assumptions used in determining the fair value of the retained interest royalty at May 4, 2012 would have resulted in an increase / (decrease) in net earnings from discontinued operations for the year ended December 31, 2012:

5% increase in gold prices	$5,911
5% decrease in gold prices	$(5,761)
1% increase in discount rate	$(776)
1% decrease in discount rate	$798
5% increase in operating costs	$(3,682)
5% decrease in operating costs	$3,879

(b)	El Cubo mine and Guadalupe y Calvo exploration property

On July 13, 2012, the Company completed the sale of the El Cubo mine and Guadalupe y Calvo exploration property (“El Cubo and Guadalupe y Calvo”) to Endeavour Silver Corp. (“Endeavour”), through the acquisition by Endeavour of all of the shares of Mexgold Resources Inc., a wholly owned subsidiary of the Company with ownership of these assets. The consideration was comprised of $100 million in cash, 11,037,528 Endeavour common shares, $30 million in contingent payments to be paid upon the gold price exceeding specified levels and $20 million in contingent payments to be paid upon the occurrence of certain mine operating performance conditions during the three years following the closing date of the transaction.

The results of El Cubo and Guadalupe y Calvo up to the date of disposal have been presented as discontinued operations within these consolidated financial statements. The El Cubo mine had previously been reported in the Mexico reportable segment and the Guadalupe y Calvo exploration property had previously been reported in Corporate and other.

During the year ended December 31, 2012, the Company recognized a gain on disposal of $21,785 that resulted from the estimated fair value of the consideration received in the transaction exceeding the carrying value of the El Cubo and Guadalupe y Calvo net assets, measured at July 13, 2012. The gain on disposal has been included in net earnings from discontinued operations in the Consolidated Statements of Operations.

The carrying value of major classes of assets and liabilities as well as the fair value of consideration as at the date of disposal were as follows:

Cash and cash equivalents	$843
Receivables	8,133
Inventories	6,853
Property, plant and equipment & mining interests	223,573
Other assets	230
Trade payables and accrued liabilities	(7,513)
Provisions	(2,239)
Deferred income tax liability	(51,719)
Net carrying value	$178,161

Cash	$100,000
Endeavour shares	87,746
Purchase price adjustment receivable	6,373
Contingent consideration	5,827
Total fair value of consideration received	$199,946

The definitive agreement for the El Cubo mine and Guadalupe y Calvo exploration property contained a purchase price adjustment whereby the purchase price is adjusted by closing working capital and certain other items. The Company estimates the purchase price adjustment to be $6,373, receivable upon final agreement with Endeavour.

The initial contingent consideration asset fair value of $5,827 relates to the $30 million in contingent payments to be paid upon the gold price exceeding specified levels. This asset has been accounted for as a derivative, and has been included in other long-term assets on the Consolidated Balance Sheets. The fair value of the $20 million in contingent payments based on the occurrence of certain mine operating performance conditions was determined to be $nil at the disposition date as the Company determined that it was not likely that these conditions would be met. Refer to note 29 for further information on the key assumptions and valuation methodology used in determining the fair value of the contingent consideration asset at December 31, 2012. The model used to calculate the fair value of the contingent consideration asset at July 13, 2012 used an initial gold price of $1,588 per ounce.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of United States dollars unless otherwise stated)

Changes in the assumptions used in determining the fair value of the contingent consideration at July 13, 2012 would have the resulted in an increase / (decrease) in net earnings from discontinued operations for the year ended December 31, 2012:

5% increase in gold prices	$2,129
5% decrease in gold prices	$(1,625)

(c)	Ocampo mine

On December 14, 2012, the Company completed the sale of the Ocampo mine and the Venus and Los Jarros exploration properties (collectively, the “Ocampo mine”) to Minera Frisco S.A.B. de C.V. (“Minera Frisco”), through the disposition of all of the shares of AuRicoGold de Mexico S.A. de C.V., a wholly owned subsidiary of the Company with ownership of these assets. As part of the transaction, Minera Frisco also acquired a 50% interest in the Orion development project, located in Nayarit, Mexico (refer to note 11 for further information). The consideration was comprised of $750 million in cash, including $27 million for Minera Frisco’s 50% interest in the Orion development project.

The results of the Ocampo mine up to the date of disposal have been presented as discontinued operations within these consolidated financial statements. The Ocampo mine had previously been reported in the Mexico reportable segment.

During 2012, the Company recognized total net realizable value adjustments of $16,070. These adjustments were required as the carrying value of Ocampo ore in process heap leach inventory exceeded its net realizable value.

During the year ended December 31, 2012, the Company recognized a gain on disposal of $150,793 that resulted from the fair value of the consideration received in the transaction exceeding the carrying value of the net assets of the Ocampo mine, measured at December 14, 2012. The Company recognized tax expense on disposal of $72,114. Of this amount, $39,168 was recognized during the three months ended September 30, 2012 because, at that time, it became probable that the temporary differences associated with the Company’s investment in the Ocampo mine would reverse in the foreseeable future. The remaining income tax expense of $32,946 was recognized during the three months ended December 31, 2012. The net gain on disposal has been included in net earnings from discontinued operations in the Consolidated Statements of Operations.

The carrying value of major classes of assets and liabilities as well as the fair value of consideration as at the date of disposal were as follows:

Cash and cash equivalents	$4,485
Receivables	29,368
Inventories	95,042
Prepaids and deposits	1,660
Long-term inventories	10,691
Other long-term assets	1,104
Property, plant and equipment & mining interests	540,008
Intangible assets	2,718
Trade payables and accrued liabilities	(19,427)
Current portion of debt and equipment financing obligations	(1,186)
Provisions	(5,828)
Deferred income tax liability	(86,428)
Net carrying value	$572,207

Total fair value of cash consideration received	$723,000

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of United States dollars unless otherwise stated)

(d)	Results from discontinued operations

The results of these discontinued operations are presented as net earnings from discontinued operations in the Consolidated Statements of Operations and as a net (decrease) / increase in cash and cash equivalents from discontinued operations in the Consolidated Statements of Cash Flows. Comparative periods have been adjusted accordingly.

	December 31	December 31
	2012	2011
Net earnings from discontinued operations:
Australian operations
Revenue from mining operations	$87,267	$48,214
Cost of goods sold	(57,288)	(32,428)
General and administrative	(495)	(212)
Exploration and business development	(911)	-
Impairment charge	(22,857)	-
Earnings from operations	5,716	15,574
Foreign exchange loss	(40)	(82)
Other income	92	55
Earnings before income taxes prior to disposition	5,768	15,547
Income tax expense	-	-
Net earnings prior to disposition	5,768	15,547
Loss on disposal	(1,736)	-
Disposition-related costs	(1,034)	-
Income tax recovery on disposal	366	-
Reclassification of foreign exchange loss on translation from other comprehensive income to earnings	(2,173)	-
Net earnings	$1,191	$15,547

El Cubo and Guadalupe y Calvo
Revenue from mining operations	$29,613	$26,853
Cost of goods sold	(23,741)	(30,620)
General and administrative	(748)	(1,861)
Impairment reversal	-	51,673
Earnings from operations	5,124	46,045
Foreign exchange (loss) / gain	(3,403)	3,447
Other expense	(65)	(293)
Earnings before income taxes prior to disposition	1,656	49,199
Income tax expense	(25)	(26,713)
Net earnings prior to disposition	1,631	22,486
Gain on disposal	21,785	-
Disposition-related costs	(1,928)	-
Income tax expense on disposal	(2,617)	-
Net earnings	$18,871	$22,486

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of United States dollars unless otherwise stated)

	December 31	December 31
	2012	2011
Ocampo mine
Revenue from mining operations	$176,865	$291,116
Cost of goods sold	(120,033)	(121,843)
General and administrative	(11,352)	(10,806)
Earnings from operations	45,480	158,467
Foreign exchange (loss) / gain	(5,535)	7,673
Other income	1,436	2,158
Earnings before income taxes prior to disposition	41,381	168,298
Income tax expense	91	(58,767)
Net earnings prior to disposition	41,472	109,531
Gain on disposal	150,793	-
Disposition-related costs	(9,161)	-
Income tax expense on disposal	(72,114)	-
Net earnings	$110,990	$109,531

Net earnings from discontinued operations	$131,052	$147,564

Net (decrease) / increase in cash and cash equivalents from discontinued operations:
	December 31	December 31
	2012	2011
Australian operations
Operating cash flows	$25,958	$21,566
Investing cash flows	(25,744)	(17,362)
Financing cash flows	(2,103)	(1,509)
Effect of foreign exchange on cash	31	(364)
Net (decrease) / increase in cash and cash equivalents	$(1,858)	$2,331

El Cubo and Guadalupe y Calvo
Operating cash flows	$4,008	$(11,104)
Investing cash flows	(13,471)	(12,841)
Financing cash flows	-	-
Effect of foreign exchange on cash	(21)	(4)
Net decrease in cash and cash equivalents	$(9,484)	$(23,949)

Ocampo mine
Operating cash flows	$49,105	$174,438
Investing cash flows	(104,305)	(109,205)
Financing cash flows	(3,056)	(4,476)
Effect of foreign exchange on cash	806	(972)
Net (decrease) / increase in cash and cash equivalents	$(57,450)	$59,785

Net (decrease) / increase in cash and cash equivalents from discontinued operations	$(68,792)	$38,167

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of United States dollars unless otherwise stated)

7.	Cash and cash equivalents

Cash and cash equivalents are comprised of the following:

	December 31	December 31
	2012	2011
Cash	$603,401	$168,391
Cash equivalents	-	11,053
	$603,401	$179,444

Cash equivalents are short-term investments that represent the Company’s investments in three-month Government of Mexico treasury bills and other similar instruments.

8.	Receivables

	December 31	December 31
	2012	2011
Trade receivables	$1,639	$9,980
Commodity tax receivable	9,651	24,681
Advances	526	1,016
Other	17,687	2,051
	$29,503	$37,728

Trade receivables at December 31, 2012 and 2011 primarily included amounts due from gold and silver sales.

Included in other receivables at December 31, 2012 is the purchase price adjustment receivable from Endeavour of $6,373 (see note 6(b)), an insurance receivable of $10,956 relating to the settlement of a lawsuit (see note 19(d)), and a receivable from the Company’s jointly-controlled entity of $358 (see note 11). Other receivables at December 31, 2011 included an amount due from one of the Company’s mining contractors, Sinergia Obras Civiles y Mineras, S.A. de C.V., which resulted from the sale of equipment at El Chanate.

The Company has not recorded a provision for doubtful trade receivables as there is no indication that the debtors will not meet their payment obligations.

9.	Investments

				Year ended
			December 31, 2012
				Realized &
			Unrealized	unrealized
			gains/(losses)	gains/(losses)
	December 31, 2012		included in	included in
	Cost	Fair value	OCI	earnings
Securities – available-for-sale	$170	$64	$(34)	$-
Securities – fair value through profit or loss	235	47	-	1,367
Warrants – fair value through profit or loss	80	-	-	(13)
	$485	$111	$(34)	$1,354

				Year ended
			December 31, 2011
				Realized &
			Unrealized	unrealized
			gains/(losses)	gains/(losses)
	December 31, 2011		included in	included in
	Cost	Fair value	OCI	earnings
Securities – available-for-sale	$170	$98	$(1,260)	$8,331
Securities – fair value through profit or loss	7,049	7,767	-	7,316
Warrants – fair value through profit or loss	748	13	-	(767)
	$7,967	$7,878	$(1,260)	$14,880

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of United States dollars unless otherwise stated)

As part of the consideration received upon the disposition of the Company’s Australian operations on May 4, 2012, the Company received 20 million shares of Crocodile Gold. These shares were classified as financial assets at fair value through profit or loss and initially recognized at a fair value of $9,642. On October 23, 2012, these shares were sold for gross proceeds of $7,449, less transaction costs of $201, resulting in net proceeds of $7,248.

As part of the consideration received upon the disposition of the El Cubo mine and Guadalupe y Calvo exploration property on July 13, 2012, the Company received 11,037,528 common shares of Endeavour. These shares were classified as financial assets at fair value through profit or loss and initially recognized at a fair value of $87,746. On October 22, 2012, these shares were sold for gross proceeds of $95,511, less transaction costs of $1,910, resulting in net proceeds of $93,601.

During 2011, the Company received 2,500,000 shares of Golden Queen Mining Company Ltd. through the exercise of warrants. The shares received were classified as financial assets at fair value through profit or loss and initially recognized at a fair value of $4,562. During 2012, these shares were sold for gross proceeds of $6,683, less transaction costs of $50, resulting in net proceeds of $6,633. During 2012, the Company also sold other equity securities for net proceeds of $748.

During 2011, the Company sold equity securities for total proceeds of $69,788, net of transaction costs of $268, resulting in net proceeds of $69,520.

Realized and unrealized gains on equity securities totalled $1,367 in 2012 (2011 - $15,647). In addition to these gains, foreign exchange gains were realized on the sale of equity securities. Foreign exchange gains and losses on equity securities measured at fair value through profit or loss are included in foreign exchange (loss) / gain in the Consolidated Statements of Operations.

10.	Inventories

	December 31	December 31
	2012	2011
Supplies	$15,020	$32,905
Ore stockpiles	27,083	2,569
Ore in process	103,477	149,817
Finished goods	7,870	3,038
	153,450	188,329
Less: Long-term inventories	(82,703)	(51,238)
	$70,747	$137,091

Ore in process inventory at December 31, 2012 included $16,697 (December 31, 2011 - $22,100) related to the excess of the fair value of El Chanate inventory over its carrying value at the acquisition date, which is being charged to earnings as the related inventory is sold.

11.	Investment in jointly-controlled entity

On December 14, 2012, Minera Frisco acquired a 50% interest in the Orion development project (“Orion”), located in Nayarit, Mexico (refer to note 6 for further information). In accordance with the purchase and sale agreement, the Company issued shares representing a 50% ownership interest of Nayarit Gold de Mexico, S.A. de C.V., a subsidiary with ownership of this project, to Minera Frisco in exchange for cash of $27 million. Both the Company and Minera Frisco have 50% ownership in the entity and equal representation on the Board of Directors of the joint venture company. As a result, it was determined that the Company and Minera Frisco have joint control over the joint venture company.

The carrying value of the major classes of assets and liabilities of Orion on December 14, 2012 were as follows:

Book Value
Current assets	$244
Property, plant and equipment & mining interests	53,800
Current liabilities	(382)
Deferred income tax liability	(12,902)
Net assets	$40,760

The Company has treated the sale of the 50% interest in Orion to Minera Frisco as a contribution of assets to the joint venture. Upon the recognition of $27,000 of cash consideration received and the derecognition of 50% of the Company’s net interest in Orion, the Company recognized a gain of $6,620. The gain is included in other income on the Consolidated Statements of Operations (see note 24). The initial cost of the Company’s investment in the jointly-controlled entity was $20,380 at December 14, 2012.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of United States dollars unless otherwise stated)

The Consolidated Balance Sheets and related notes as at December 31, 2011 reflect the consolidation of a 100% interest in Orion. The following table contains selected financial information for the Company’s share of participation in the jointly-controlled entity for the period December 14, 2012 to December 31, 2012:

December 31
2012
Net investment in jointly-controlled entity, December 14, 2012	$20,380
Share of net earnings during the period	83
Net investment in jointly-controlled entity, December 31, 2012	$20,463

Current assets	120
Property, plant and equipment & mining interests	26,900
Total assets	$27,020

Current liabilities	188
Deferred income tax liability	6,369
Total liabilities	$6,557

Net investment in jointly-controlled entity	$20,463

Included in current liabilities of the jointly-controlled entity at December 31, 2012 was a payable due to the Company of $358. The Company has included a corresponding amount in receivables on the Consolidated Balance Sheets at December 31, 2012.

At December 31, 2012, the Company did not have any significant commitments or contingent liabilities related to this jointly-controlled entity.

12.	Other long-term assets

	December 31	December 31
	2012	2011
Restricted cash in closure bonds	$27,729	$27,160
Other restricted cash	4,184	1,733
Investment tax credits recoverable	39,021	31,175
Contingent consideration (Note 6(b))	7,395	-
Deposits on property, plant and equipment	4,960	508
	$83,289	$60,576

Restricted cash in closure bonds consists of cash and short-term deposits pledged by the Company relating to site closure and reclamation obligations at Kemess South, a mine in the decommissioning stage, and Young-Davidson.

Other restricted cash consists of letters of credit issued against certain of the Company’s bank accounts relating to site infrastructure, site closure, and other mine activities.

The Company’s investment tax credits (“ITC”) recoverable relate to ITCs earned on expenditures at Young-Davidson. These ITCs will be used to reduce income taxes payable in the future and have been netted against the cost of the related items of property, plant and equipment at Young-Davidson.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of United States dollars unless otherwise stated)

13.	Property, plant and equipment & mining interests

		Mining interests
	Plant			Exploration
	and		Non-	and
	equipment	Depletable	depletable	evaluation	Total
Cost
At December 31, 2010	$297,335	$440,156	$54,861	$94,606	$886,958
Acquisitions through business combinations	263,500	93,520	766,131	110,163	1,233,314
Additions	106,084	95,484	39,233	6,482	247,283
Reclassifications	-	9,440	(9,440)	-	-
Disposals	(15,211)	-	-	-	(15,211)
At December 31, 2011	651,708	638,600	850,785	211,251	2,352,344
Additions	226,648	133,495	69,921	7,903	437,967
Reclassifications	-	54,071	(54,071)	-	-
Disposals	(334,531)	(620,434)	(60,610)	(152,744)	(1,168,319)
At December 31, 2012	$543,825	$205,732	$806,025	$66,410	$1,621,992
Accumulated amortization, depletion and impairment charges
At December 31, 2010	$(121,272)	$(183,635)	$(20,028)	$-	$(324,935)
Amortization and depletion	(29,339)	(24,860)	-	-	(54,199)
Impairment reversals / (charges)	7,881	81,584	20,028	(59,973)	49,520
Disposals	10,070	-	-	-	10,070
At December 31, 2011	(132,660)	(126,911)	-	(59,973)	(319,544)
Amortization and depletion	(35,271)	(44,650)	-	-	(79,921)
Impairment charges	-	-	-	(1,537)	(1,537)
Disposals	149,469	135,301	-	61,510	346,280
At December 31, 2012	$(18,462)	$(36,260)	$-	$-	$(54,722)
Carrying value
At December 31, 2011	$519,048	$511,689	$850,785	$151,278	$2,032,800
At December 31, 2012	$525,363	$169,472	$806,025	$66,410	$1,567,270
The carrying values by mine are as follows:
		Mining interests
	Plant			Exploration
	and		Non-	and
	equipment	Depletable	depletable	evaluation	Total
El Chanate	$44,793	$117,516	$7,544	$-	$169,853
Young-Davidson	450,753	51,956	798,481	-	1,301,190
Corporate and other	29,817	-	-	66,410	96,227
At December 31, 2012	$525,363	$169,472	$806,025	$66,410	$1,567,270

Ocampo	$155,906	$287,996	$28,273	$-	$472,175
El Chanate	34,680	94,874	3,901	-	133,455
El Cubo	19,970	123,140	31,882	-	174,992
Young-Davidson	278,512	5,679	786,729	-	1,070,920
Corporate and other	29,980	-	-	151,278	181,258
At December 31, 2011	$519,048	$511,689	$850,785	$151,278	$2,032,800

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of United States dollars unless otherwise stated)

During the year ended December 31, 2012, $12,166 (year ended December 31, 2011 - $2,690) of borrowing costs associated with capital projects were capitalized within property, plant and equipment & mining interests on the Consolidated Balance Sheets. The applicable capitalization rate for general borrowings was 5.08% (year ended December 31, 2011 - 7.08%) . Included in borrowing costs capitalized during the year were $7,902 (year ended December 31, 2011 - $1,080) of borrowing costs related to the convertible senior notes, which were capitalized to Young-Davidson mine development as specific borrowings until the declaration of commercial production on September 1, 2012. Subsequent to the declaration of commercial production, the borrowing costs related to the convertible senior notes were included in general borrowings costs.

The carrying value of equipment pledged as security for related equipment financing obligations at December 31, 2012 was $21,299 (December 31, 2011 - $31,283).

The carrying value of construction in progress at December 31, 2012 was $105,791 (December 31, 2011 - $218,054), including $99,165 (December 31, 2011 - $213,196) relating to projects at the Young-Davidson mine.

The Company has made commitments to acquire property, plant and equipment totaling $9,580 at December 31, 2012 (December 31, 2011 - $76,931).

14.	Intangible assets and goodwill

Included in intangible assets is the retained interest royalty received as part of consideration from the disposition of the Australian operations (see note 6(a)) and the rights to use the capacity of power lines connecting the El Chanate and Young-Davidson mines to national / provincial electricity grids (“transmission rights”).

		Intangible Assets
		Retained			Total
		interest	Transmission		intangible
	Goodwill	royalty	rights	Other	assets	Total
Cost
At December 31, 2010	$106,799	$-	$4,019	$-	$4,019	$110,818
Acquisitions through
business combinations	475,214	-	18,068	475	18,543	493,757
Additions	-	-	-	2,173	2,173	2,173
At December 31, 2011	582,013	-	22,087	2,648	24,735	606,748
Additions	-	34,004	2,950	784	37,738	37,738
Disposals	(106,799)	-	(4,019)	(1,193)	(5,212)	(112,011)
At December 31, 2012	$475,214	$34,004	$21,018	$2,239	$57,261	$532,475
Accumulated amortization and impairment charges
At December 31, 2010	$(106,799)	$-	$(566)	$-	$(566)	$(107,365)
Amortization	-	-	(479)	(1,855)	(2,334)	(2,334)
At December 31, 2011	(106,799)	-	(1,045)	(1,855)	(2,900)	(109,699)
Amortization	-	-	(1,401)	(620)	(2,021)	(2,021)
Impairment charges	(127,000)	-	-	-	-	(127,000)
Disposals	106,799	-	1,336	1,149	2,485	109,284
At December 31, 2012	$(127,000)	$-	$(1,110)	$(1,326)	$(2,436)	$(129,436)
Carrying value
At December 31, 2011	$475,214	$-	$21,042	$793	$21,835	$497,049
At December 31, 2012	$348,214	$34,004	$19,908	$913	$54,825	$403,039
.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of United States dollars unless otherwise stated)

15.	Impairment

Non-financial assets and CGUs are tested for impairment or a reversal of impairment whenever there are indicators that an impairment has occurred or should be reversed. CGUs containing goodwill are tested for impairment each year at December 31. For the purpose of testing for impairment, or a reversal of impairment, the recoverable amounts for non-financial assets and CGUs are based on fair value less costs to sell (“FVLCS”) calculations. When observable market prices are not available for the asset, FVLCS is calculated using a discounted cash flow methodology taking into account the assumptions that would be made by market participants. Management projects cash flows over the remaining life of each mine using forecasted production and costs per the Company’s life of mine plans and the long-term forecasted price of gold and silver to project future revenues. The Company does not use growth rates in determining cash flow projections.

The key assumptions used in determining FVLCS at December 31, 2012 were commodity prices, discount rates, operating costs, capital expenditures, foreign exchange rates and net asset value multiples. Of these assumptions, reasonably possible changes in commodity prices, discount rates and operating costs could have caused the carrying value of the Young-Davidson CGU to exceed its recoverable amount, as outlined below in (b).

The Company develops long-term commodity price forecasts by reference to numerous external analyst forecasts. The long-term commodity pricing used in the impairment tests approximated the mean of all of these forecasts, after adjusting for outliers. Ranges in commodity prices were $1,825 to $1,425 per ounce for gold and $35 to $25 per ounce for silver, including long-term prices of $1,425 per ounce for gold and $25 per ounce for silver (December 31, 2011 - $1,775 to $1,250 per ounce for gold and $38 to $23 per ounce for silver).

The Company forecasts production, operating costs and capital expenditures based on expected life of mine plans developed from technical reports and historical cost experience.

The discount rates used by the Company in calculating FVLCS were based on the weighted average cost of capital applicable to each property. The rates chosen reflect a market participant’s view of the risk inherent in the cash flows associated with each property and alternate investment returns.

The discount rates used for each test are summarized as follows:

	December 31	December 31
	2012	2011
El Chanate CGU	6.00%	6.00%
Young-Davidson CGU	5.00%	-

The results of impairment evaluations conducted are summarized as follows:

(a)	El Chanate CGU

The carrying value of goodwill resulting from the acquisition of Capital Gold has been allocated to the El Chanate CGU, which is comprised of all assets and liabilities related to the El Chanate mine and is included in the Mexico reportable segment. At December 31, 2012, the carrying value of the El Chanate CGU exceeded its recoverable amount by $127,000, which resulted in an impairment charge being recorded in the Consolidated Statements of Operations. The impairment charge related entirely to goodwill.

The Company prepared an updated life-of-mine plan that incorporated the results of the 2012 drilling and exploration program, whereby the Company did not replace 2012 depletion. In addition, the revised life-of-mine plan reflected revised operating and economic parameters. These were the two primary contributors to the impairment charge.

(b)	Young-Davidson CGU

The carrying value of goodwill resulting from the acquisition of Northgate has been allocated to the Young-Davidson CGU, which is comprised of all assets and liabilities related to the Young-Davidson mine. At December 31, 2012, the recoverable amount of the Young-Davidson CGU exceeded its carrying value by $343,979. The increase in the recoverable amount since the date of acquisition is primarily due to increased reserves, a decrease in the discount rate and an increase in the net asset value multiple applied.

It is estimated that the following reasonably possible changes in key assumptions would cause the carrying value of the Young-Davidson CGU to exceed its recoverable amount:

—	2.59% increase in discount rate (to 7.59%)

—	9.76% decline in gold price assumptions

—	24.50% increase in operating costs

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of United States dollars unless otherwise stated)

(c)	Other

During the year ended December 31, 2012, the Company discontinued its exploration program on the La Bandera exploration property, which was reported in Corporate and other. As a result, the Company recognized an impairment charge of $1,537 and a tax recovery of $400, for a net impairment charge of $1,137 in the Consolidated Statements of Operations.

During the year ended December 31, 2011, the Company discontinued its exploration program on the Mezquite exploration property, which was reported in Corporate and other. As a result, the Company recognized an impairment charge of $2,153 and a tax recovery of $609, for a net impairment charge of $1,544 in the Consolidated Statements of Operations.

16.	Derivative liabilities

At December 31, 2012, the Company had 1,585,000 warrants outstanding, including 750,000 warrants with an exercise price of CAD $10.13 that expire on April 8, 2013 and 835,000 warrants with an exercise price of CAD $9.52 that expire on October 26, 2013. As the warrants were issued in a foreign currency, they met the definition of a derivative instrument and were classified as financial liabilities at fair value through profit or loss. They were initially measured at the fair value of the services provided and are re-measured at fair value at the end of each reporting period, with gains and losses recognized in other income in the Consolidated Statements of Operations until exercised or expired. At December 31, 2012, these warrants had a fair value of $1,401 (December 31, 2011 - $883) (see note 29).

During 2011, the Company entered into forward contracts to hedge against the risk of an increase in the value of the Mexican peso versus the US dollar. These currency hedges were accounted for as cash flow hedges of specified, peso-denominated costs at the Ocampo mine until hedge accounting was discontinued at September 30, 2012 as a result of the proposed sale of the mine. Subsequent to September 30, 2012, changes in the fair value of these forward contracts, along with any realized gains or losses on settlement, have been recognized in net earnings on the Consolidated Statements of Operations. These forward contracts are described in further detail in note 29.

17.	Debt and equipment financing obligations

	December 31	December 31
	2012	2011
(a) Revolving credit facility	$-	$59,207
(b) Convertible senior notes	153,910	150,838
(c) Equipment financing obligations	18,625	12,262
	172,535	222,307
Less: Current portion of debt and equipment financing obligations	(5,038)	(5,056)
	$167,497	$217,251

The estimated future minimum payments under debt and equipment financing obligations are as follows:

2013	$11,648
2014	$11,648
2015	$10,866
2016	$175,161
2017	$1,338

(a)	Revolving credit facility

On April 25, 2012, the Company’s revolving credit facility was expanded to $250,000. The expanded credit facility carries an interest rate of LIBOR plus 2.25% to 3.50%, depending on the leverage ratio of the Company. The facility matures on April 25, 2016 and may be extended upon mutual agreement by all parties. No payments under the facility are due until the maturity date.

The credit facility contains various covenants that include an interest coverage ratio of at least 3:1, a leverage ratio of no more than 3:1, a tangible net worth of at least $483,072 plus 50% of the net proceeds of all equity issued by the Company and 50% of positive net earnings for each fiscal quarter subsequent to September 30, 2010, and proven and probable reserves of at least 2,000,000 ounces. The facility is secured by a first-ranking lien on all present and future assets, property and undertaking of the Company. The Company is in compliance with all covenants at December 31, 2012.

During the year ended December 31, 2012, the Company received proceeds of $66,410 from the revolving credit facility (year ended December 31, 2011 - $35,000). On December 14, 2012, the Company repaid the full amount drawn on the revolving credit facility of $127,790. At December 31, 2012, no amounts were drawn under this revolving facility.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of United States dollars unless otherwise stated)

Subsequent to December 31, 2012, the Company completed a further amendment to the revolving credit facility, which reduced the amount available from $250,000 to $150,000 (see note 32). The amended credit facility carries the same interest rate and terms as the previous facility, as described above.

As a result of the amendments made to the revolving credit facility, the Company recognized a loss on extinguishment of debt of $3,945 during the year ended December 31, 2012 (see note 24).

(b)	Convertible senior notes

The Company has $167,000 of convertible senior notes (the “notes”) that were originally issued by Northgate in October 2010. The notes pay interest semi-annually at a rate of 3.50% per annum, and mature on October 1, 2016.

The holders of the notes may, within specified time periods, convert their notes prior to July 1, 2016 under the following circumstances: (1) the closing sale price of the Company’s shares exceeds 130% of the conversion price for at least 20 trading days in the 30 consecutive trading days ending on the last trading day of the immediately preceding quarter; (2) the trading price per $1,000 principal amount of the convertible note is equal to or less than 97% of the product of the closing sale price of the Company’s common shares and the applicable conversion rate; (3) the convertible notes are called for redemption by the Company; (4) upon the occurrence of specified corporate transactions; and (5) a “delisted event” occurs and is continuing. In addition, the notes will be unconditionally convertible at the option of the holder from July 1, 2016 to the business day immediately preceding the maturity date of the notes. The conversion rate following the acquisition of Northgate and the subsequent amalgamation is 89.41697 common shares per $1,000 principal amount of notes, which represents a conversion price of approximately $11.18 per common share of the Company. Upon conversion, the Company may settle the obligation either in common shares, or in cash at an equivalent value.

Subsequent to December 31, 2012, the Company repurchased and cancelled 36,144,578 common shares under the Company’s “modified Dutch auction” substantial issuer bid (see note 32). As a result, the conversion rate following the completion of the substantial issuer bid has increased to 91.31649 common shares per $1,000 principal amount of notes, which represents a conversion price of approximately $10.95 per common share of the Company.

For the year ended December 31, 2012, the Company recorded interest expense, including the amortization of the discount, of $8,917 (year ended December 31, 2011 - $1,626) in relation to the debt component of the notes, at an effective interest rate of 5.89% (year ended December 31, 2011 - 5.89%) . Of this amount, $7,902 (year ended December 31, 2011 - $1,626) was capitalized to mine development and $1,015 (year ended December 31, 2011 - $nil) was recognized as a finance cost in the Consolidated Statements of Operations. The option component of the notes, which is accounted for as an embedded derivative, is re-measured at fair value at each reporting date. The fair value of the option component was determined to be $16,035 at December 31, 2012 (December 31, 2011 - $20,081), resulting in a unrealized gain of $4,046 (year ended December 31, 2011 - $22,982) that was recognized in other income on the Consolidated Statements of Operations for the year ended December 31, 2012 (see note 24). At December 31, 2012, $167,000 (December 31, 2011 - $167,000) convertible senior notes remained outstanding at a carrying value of $153,910 (December 31, 2011 - $150,838) for the debt component and $16,035 (December 31, 2011 - $20,081) for the option component.

(c)	Equipment financing obligations

The Company has entered into financing obligations for equipment, which expire at various dates between 2015 and 2017 and that are secured by the financed assets. Interest payable on the various obligations ranges from a fixed rate of 3.98% to 5.77% . During the year ended December 31, 2012, the Company received proceeds of $12,441 (year ended December 31, 2011 - $nil) from equipment financing arrangements.

18.	Other liabilities

The current portion of other liabilities includes the liability associated with a consultancy agreement. As of December 31, 2012, the total balance outstanding was $2,750 (December 31, 2011 - $3,492). In January 2013, the Company made a onetime payment of $2,750 to settle this liability.

At December 31, 2011, other liabilities also included the unamortized amount of a deferred gain on sale-leaseback, totalling $1,372. The equipment sold and leased back was located at the Ocampo mine, which was disposed of during 2012.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of United States dollars unless otherwise stated)

19.	Provisions

	December 31	December 31
	2012	2011
(a) Reclamation provisions	$32,943	$38,184
(b) Royalty interests provision	2,086	7,652
(c) Provision for restricted share unit plan	1,895	438
(d) Provision for lawsuit	13,318	1,435
Other	1,444	1,555
	51,686	49,264
Less: Current portion of provisions	(19,326)	(10,614)
	$32,360	$38,650

(a)	Reclamation provisions

The Company’s reclamation provisions consist of reclamation and rehabilitation costs for each of the Company’s operating mines and Kemess South. The present value of the combined provision is currently estimated at $32,943 (December 31, 2011 - $38,184), reflecting ongoing payments relating to Kemess South, and future payments that will commence in 9 - 17 years for the Company’s operating mines. Significant reclamation activities include land rehabilitation, demolition and decontamination of mine facilities, monitoring, and other costs.

The Company estimates the costs to conduct significant reclamation activities based on the most recent experience and cost data available for the applicable mine. These expected expenditures are then risk-adjusted by considering the time remaining until mine closure, recent industry experience in the region, and other relevant factors. This current cost estimate is then inflated to the estimated date of settlement using the rate disclosed below.

The undiscounted value of the reclamation costs liability is $42,128 (December 31, 2011 - $44,909). The discount rates used in estimating the obligation were determined based on the yields from government bonds from the country in which the related mine operates, with a term to maturity similar to the estimated timing of future payments. The inflation rates used were determined based on external forecasts for inflation in the country in which the related mine operates.

The discount and inflation rates used are summarized as follows:

	December 31	December 31
	2012	2011
Discount rates
El Chanate	5.52%	6.46%
Young-Davidson	2.36%	2.50%
Kemess South	1.38%	1.28%

Inflation rates
El Chanate	3.30%	3.40%
Young-Davidson	2.00%	2.00%
Kemess South	2.00%	2.00%

Changes to the reclamation and closure cost obligation balance during the year were as follows:

December 31
2012
Reclamation provisions, beginning of period	$38,184
Obligations incurred and revisions to estimates	10,654
Accretion expense	1,009
Reclamation expenditures	(9,312)
Obligations transferred on dispositions (Note 6(b) and Note 6(c))	(7,592)
Reclamation provisions, end of period	32,943
Less: Current portion	(1,276)
$31,667

Of the $10,654 of obligations incurred and revisions to estimates during the year, $4,699 was capitalized and included in property, plant and equipment & mining interests on the Consolidated Balance Sheets and $5,955 was recognized as expense in reclamation, care and maintenance costs on the Consolidated Statements of Operations.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of United States dollars unless otherwise stated)

(b)	Royalty interests provision

The Company has a royalty payable to Royal Gold Inc., which arose upon Capital Gold’s purchase of the El Chanate property in 2001. Settlement of the liability occurs through the payment of net smelter returns up to a maximum amount. Changes to the royalty interests provision balance during the year were as follows:

December 31
2012
Royalty interests provision, beginning of period	$7,652
Accretion expense	297
Revisions to estimate	(942)
Payments of royalties	(4,921)
Royalty interests provision, end of period	2,086
Less: Current portion	(2,086)
$-

(c)	Provision for restricted share unit plan

The Company provides a Restricted Share Unit (“RSU”) plan for Senior Officers of the Company. RSUs vest equally over a period of not more than three years, and at the end of a vesting period, they may be redeemed for cash based on the Company’s volume-weighted average closing share price for the five days immediately preceding the redemption date. A total of 161,700 RSUs, with a grant date fair value of $1,481, were granted during the year ended December 31, 2012 (year ended December 31, 2011 - 185,728 RSUs with a grant date fair value of $1,476). In accounting for these awards, the Company recognizes the fair value of the units as compensation expense as they are earned, based on the estimated number of units that are expected to vest. At December 31, 2012, 347,428 RSUs were outstanding, including 103,563 vested units (December 31, 2011 - 185,728 RSUs unvested and outstanding).

(d)	Provision for lawsuit

The Company was named as a defendant in a claim originally filed by Ed J. McKenna, which was certified as a class action lawsuit with damages sought from $80 million to $160 million. On October 5, 2012, the Company reached an agreement to settle this class action lawsuit, subject to approval of the court and the right of the Company to terminate the agreement under certain circumstances. At December 31, 2012, the Company recognized a provision of $13,318 relating to this lawsuit, which was partially offset by a corresponding insurance receivable of $10,956, for a net settlement amount of $2,362. At December 31, 2012, the net settlement amount was held in escrow pending settlement of the lawsuit, and was included in restricted cash on the Consolidated Balance Sheets. The provision will be settled during 2013 and therefore, has been included in the current portion of provisions on the Consolidated Balance Sheets.

At December 31, 2011, the Company had recognized a provision of $1,435 for the settlement of the Capital Gold class action lawsuit. This provision was partially offset by a corresponding insurance receivable of $1,178, resulting in a net settlement amount of $257 that was recognized in exploration and business development on the Consolidated Statements of Operations. The provision was settled in January 2012.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of United States dollars unless otherwise stated)

20.	Income taxes

The following table represents the major components of income tax (recovery) / expense recognized in the Consolidated Statements of Operations for the year ended December 31, 2012:

	December 31	December 31
	2012	2011
Deferred income tax recovery	$(7,849)	$(351)
Current income tax expense	6,625	10,383
Provision for income taxes	$(1,224)	$10,032

The following table reconciles the expected income tax (recoverable) / payable at the statutory income tax rate to the amounts recognized in the Consolidated Statements of Operations for the year ended December 31, 2012:

	December 31	December 31
	2012	2011
(Loss) / earnings before income taxes	$(99,045)	$39,327
Income tax rate	25.30%	30.50%
Expected income tax expense based on above rates	(25,058)	11,995
Effect of (higher) / lower tax rates in foreign jurisdictions	(297)	60
Non-deductible stock option expense	2,085	2,059
Non-taxable gain on change to joint venture accounting	(1,633)	-
Effect of non-deductible goodwill impairment	35,941	-
Permanent differences	(1,153)	(731)
Change in unrecognized temporary differences	689	(15,538)
Impact of foreign exchange	(11,798)	12,187
Provision for income taxes	$(1,224)	$10,032

The statutory tax rate for 2012 was 25.30% (2011 - 30.50%) . This represents a decrease of 5.20%, primarily attributable to a decline in Canadian statutory tax rates for the year 2012 and a change in provincial allocation.

The following reflects the deferred income tax liability at December 31, 2012:

	December 31	December 31
	2012	2011
Accounting value of mineral properties in excess of tax value	$289,142	$428,522
Accounting value of inventories in excess of tax value	30,203	32,402
Unrealized foreign exchange gain	1,514	-
Other (deductible) / taxable temporary differences	(6,548)	389
Non-capital losses carried forward	(26,180)	(31,788)
Deferred income tax liability	$288,131	$429,525

The change in deferred income tax liability is explained as follows:

	December 31	December 31
	2012	2011
Deferred income tax liability, beginning of period	$429,525	$81,977
Deferred income tax recovery recognized in net (loss) / earnings from continuing operations	(7,849)	(351)
Deferred income tax (recovery) / expense recognized in net earnings from discontinued operations	(1,932)	64,964
Impact of foreign exchange	19,358	(24,448)
Deferred income tax recovery recognized in other comprehensive income / (loss)	78	(78)
Deferred income tax recovery recognized in capital stock	-	(7,215)
Deferred income tax liability recognized on acquisition of Capital Gold	-	61,802
Deferred income tax liability recognized on acquisition of Northgate	-	252,874
Deferred income tax liability derecognized on disposition of El Cubo and Guadalupe y Calvo	(51,719)	-
Deferred income tax liability derecognized on disposition of Ocampo	(86,428)	-
Deferred income tax liability derecognized on disposition of 50% interest in Orion	(12,902)	-
Deferred income tax liability, end of period	$288,131	$429,525

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of United States dollars unless otherwise stated)

The Company has tax loss carryforwards expiring in the following years:

	Canada	Mexico	United States	Total
2013	$5,025	$-	$-	$5,025
2014	4,110	-	-	4,110
2018	-	423	-	423
2019	-	30	-	30
2021	-	51	-	51
2024	7,757	-	-	7,757
2025	18,801	-	-	18,801
2026	5,597	-	-	5,597
2027	31,964	-	-	31,964
2028	13,153	-	967	14,120
2029	723	-	5,730	6,453
2030	6,284	-	7,864	14,148
2031	10,512	-	5,249	15,761
2032	6,853	-	-	6,853
At December 31, 2012	$110,779	$504	$19,810	$131,093

The Company has unrecognized deferred income tax assets in respect of aggregate loss carryforwards, deductible temporary differences and unused tax credits of $27,965 (December 31, 2011 - $517,120).

At December 31, 2012, the Company has unrecognized deferred income tax liabilities on taxable temporary differences of $163,961 (December 31, 2011 - $267,586) for taxes that would be payable on the unremitted earnings of certain subsidiaries of the Company.

21.	Shareholders’ equity

(a)	Capital stock

Authorized:

Unlimited number of common shares.

Unlimited number of non-cumulative, dividends to be determined by the Board of Directors not to exceed 12%, non-participating, non-voting, Class “A” preferred shares, redeemable at their paid-in value.

Unlimited number of non-cumulative, dividends to be determined by the Board of Directors not to exceed 13%, non-participating, non-voting, Class “B” preferred shares, redeemable at their paid-in value.

The Company’s shares have no par value.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of United States dollars unless otherwise stated)

Issued and outstanding:

	December 31, 2012		December 31, 2011
	Number of		Number of
	common	Ascribed	common	Ascribed
	shares	value	shares	value
Balance, beginning of period	281,605,752	$2,301,419	138,864,315	$881,960
Shares issued on acquisition of Northgate	-	-	106,729,666	1,030,046
Shares issued on acquisition of Capital Gold	-	-	32,796,771	343,886
Change of control shares issued on acquisition of Capital Gold	-	-	381,014	3,839
Shares issued as payment for acquisition-related services	-	-	260,000	2,704
Shares issued as payment for disposition-related services	211,991	1,736	-	-
Shares issued through employee share purchase plan	240,103	1,892	76,539	726
Shares issued on redemption of deferred share units	34,419	314	-	-
For cash pursuant to exercise of stock options	234,282	1,205	976,088	5,854
For cash pursuant to exercise of warrants issued	-	-	1,500,000	15,379
Fair value of warrants exercised	-	-	-	3,977
Fair value of share-based compensation	-	1,412	21,359	5,833
Tax benefit on previously unrecognized share issuance costs	-	-	-	7,215
Balance, end of period	282,326,547	$2,307,978	281,605,752	$2,301,419

(b)	Stock options (in Canadian dollars)

The Company has a stock option plan under which options to purchase common shares of the Company may be granted to directors, senior officers, employees and service providers of the Company. The maximum number of common shares that may be reserved for issuance under the plan is 6% of the common shares outstanding (on a non-diluted basis). The maximum number of common shares that may be reserved for issuance to any one person on the exercise of options granted under the plan is 5% of the common shares outstanding on the most recent grant date (on a non-diluted basis), less the aggregate number of common shares reserved for issuance to such person under any other option to purchase common shares from treasury granted as a compensation or incentive mechanism. Stock options are generally exercisable for a maximum period of five to seven years from the grant date, and have vesting periods of three to four years or as determined by the Company’s Board of Directors.

Stock option disclosures are in Canadian dollars as the Canadian dollar is the source currency of the Company’s stock option grants.

The fair value of the options granted during the year was calculated using the Black-Scholes option-pricing model with the following weighted average assumptions:

	December 31	December 31
	2012	2011
Dividend yield	0%	0%
Expected volatility	56.11%	60.43%
Risk free interest rate	1.25%	1.42%
Expected life	3.39 years	3.85 years
Exercise price	$7.94	$9.70
Share price	$7.85	$9.70
Grant date fair value	$3.12	$4.43

Expected volatility was determined based on historical share price volatility.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of United States dollars unless otherwise stated)

	December 31, 2012		December 31, 2011
		Weighted		Weighted
	Options	average price	Options	average price
Outstanding, beginning of period	9,088,553	$8.93	4,425,360	$9.40
Options issued on acquisition of Northgate	-	$-	3,183,000	$7.78
Options issued on acquisition of Capital Gold	-	$-	802,103	$5.65
Granted	3,056,268	$7.93	2,334,500	$9.70
Forfeited	(255,000)	$9.66	(161,250)	$9.65
Expired	(1,415,975)	$12.28	(519,072)	$10.48
Exercised	(234,282)	$5.14	(976,088)	$6.10
Outstanding, end of period	10,239,564	$8.24	9,088,553	$8.93
Options exercisable, end of period	5,614,646	$8.08	5,460,553	$8.80

During the year ended December 31, 2012, employees, consultants, officers and directors of the Company exercised 234,282 options (year ended December 31, 2011 - 976,088) for total proceeds of $1,198 (year ended December 31, 2011 - $5,666). The weighted average share price at the date of exercise for stock options exercised during the year ended December 31, 2012 was $8.47 (year ended December 31, 2011 - $10.73) .

Set forth below is a summary of the outstanding options to purchase common shares as at December 31, 2012:

			Options outstanding		Options exercisable
	Number	Weighted average	Average life	Number	Weighted average
Option Price	outstanding	exercise price	(yrs)	exercisable	exercise price
$ 2.01 - 4.50	407,084	$2.85	3.03	407,084	$2.85
$ 4.51 - 5.50	18,250	$5.29	3.35	18,250	$5.29
$ 5.51 - 6.00	77,968	$5.85	2.44	77,968	$5.85
$ 6.01 - 6.50	310,000	$6.32	1.94	280,000	$6.33
$ 6.51 - 7.00	1,536,000	$6.77	4.81	732,500	$6.85
$ 7.01 - 7.50	563,975	$7.24	2.25	438,975	$7.23
$ 7.51 - 9.00	3,908,549	$8.11	4.52	1,640,174	$8.03
$ 9.01 - 9.50	1,025,000	$9.29	5.01	381,875	$9.29
$ 9.51 - 10.00	1,138,168	$9.73	4.17	917,500	$9.75
$ 10.01 - 10.50	200,000	$10.09	5.30	50,000	$10.09
$ 10.51 - 11.00	317,375	$10.89	4.85	129,875	$10.81
$ 11.01 - 16.00	737,195	$11.43	2.60	540,445	$11.29
Total	10,239,564			5,614,646

(c)	Employee share purchase plan

The Company has an Employee Share Purchase Plan which enables employees to purchase Company shares through payroll deduction. Employees can contribute up to 10% of their annual base salary, and the Company will match 75% of the employees’ contributions. The common shares are purchased based on the volume weighted average closing price of the last five days prior to the end of the quarter. During the year ended December 31, 2012, the Company recognized $699 as expense (year ended December 31, 2011 - $389) related to this plan. At December 31, 2012, $182 of the expense was payable by the Company (December 31, 2011 - $179).

(d)	Deferred share unit plan

The Company has a Deferred Share Unit (“DSU”) plan which provides an alternative form of compensation for Senior Officers and members of the Company’s Board of Directors. Each unit entitles the participant to receive one common share of the Company from treasury upon redemption. DSUs are measured on the grant date using the Company’s volume-weighted average closing price of the last five days immediately preceding the grant date. A total of 38,310 DSUs (year ended December 31, 2011 - 50,891) with a grant date fair value of $331 (year ended December 31, 2011 - $486) were granted and vested during the year ended December 31, 2012. In addition, a total of 34,419 DSUs were redeemed during the year ended December 31, 2012 (year ended December 31, 2011 - nil). At December 31, 2012, 252,646 DSUs were vested and outstanding (December 31, 2011 - 248,755).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of United States dollars unless otherwise stated)

22.	Accumulated other comprehensive loss

Accumulated other comprehensive loss was impacted by other comprehensive loss of continuing operations and other comprehensive income of discontinued operations during the year ended December 31, 2012:

			Cumulative
	Cash flow		translation
	hedges	Investments	account	Total
Balance, beginning of period	$(9,637)	$(51)	$(1,635)	$(11,323)
Other comprehensive loss - continuing operations	-	(34)	-	(34)
Other comprehensive income - discontinued operations	9,637	58	1,635	11,330
Tax effect	-	(78)	-	(78)
Balance, end of period	$-	$(105)	$-	$(105)

23.	Loss from operations

Loss from operations includes the following expenses presented by function:

	Year ended
	December 31	December 31
	2012	2011
Cost of sales	$219,896	$42,303
General and administrative	35,730	25,347
Exploration and business development	2,922	23,093
	$258,548	$90,743

Cost of sales for the year ended December 31, 2012 includes an impairment charge of $127,000 (year ended December 31, 2011 - $nil) related to the El Chanate mine. Exploration and business development for the year ended December 31, 2012 includes an impairment charge of $1,537 (year ended December 31, 2011 - $2,153) related to the La Bandera property in 2012 and the Mezquite exploration property in 2011. These impairment charges are discussed further in note 15.

The following employee benefits expenses are included in cost of sales, general and administrative, and exploration and business development expenses:

	Year ended
	December 31	December 31
	2012	2011
Salaries and benefits	$28,184	$16,511
Share-based compensation	9,530	6,952
Other	211	209
	$37,925	$23,672

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of United States dollars unless otherwise stated)

24.	Other income

		Year ended
	December 31	December 31
	2012	2011
Unrealized loss on investments	$(146)	$(1,453)
Realized gain on investments	1,500	16,289
Unrealized gain / (loss) on derivative liabilities	1,713	(790)
Realized gain on derivative liabilities	-	385
Fair value adjustment on option component of convertible senior notes	4,046	22,982
Realized gain on purchase of convertible notes	-	105
Unrealized gain on contingent consideration	1,568	-
Loss on extinguishment of debt (Note 17(a))	(3,945)	-
Loss on discontinuance of hedge accounting	(1,882)	-
Net provision for lawsuit (Note 19(d))	(2,362)	-
Gain on sale of 50% interest in Orion (Note 11)	6,620	-
Interest income	1,626	392
Gain on sale of property, plant and equipment	-	719
Other	24	21
	$8,762	$38,650
.

25.	Earnings per share

Basic earnings per share is calculated based on the weighted average number of common shares and common share equivalents outstanding during the year ended December 31, 2012. Diluted earnings per share is based on the assumption that stock options and warrants issued that have an exercise price less than the average market price of the Company’s common shares during the period have been exercised on the later of the beginning of the year and the date granted. Net earnings and basic weighted average shares outstanding are reconciled to diluted net earnings and diluted weighted average shares outstanding, respectively, as follows:

		Year ended
	December 31	December 31
	2012	2011
Net (loss) / earnings from continuing operations	$(97,821)	$29,295
Dilution adjustments:
Convertible senior notes	-	(22,982)
Diluted net (loss) / earnings from continuing operations	(97,821)	6,313
Net earnings from discontinued operations	131,052	147,564
Diluted net earnings	$33,231	$153,877

Basic weighted average shares outstanding	282,194,197	183,411,200
Dilution adjustments:
Stock options	-	618,942
Convertible senior notes	-	2,741,304
Diluted weighted average shares outstanding	282,194,197	186,771,446

The following items were excluded from the computation of diluted weighted average shares outstanding for the year ended December 31, 2012 because their effect would have been anti-dilutive:

		Year ended
	December 31	December 31
	2012	2011
Stock options	10,239,564	3,867,753
Warrants issued	1,585,000	750,000

Subsequent to the end of the reporting period, the Company repurchased and cancelled 36,144,578 common shares under a substantial issuer bid (see note 32). This transaction will impact the Company’s weighted average shares outstanding beginning in the first quarter of 2013. The effect of this transaction will be to reduce basic weighted average shares outstanding by the number of shares repurchased and cancelled, pro-rated for the number of days those shares were not outstanding during the period, and may increase diluted weighted average shares outstanding as the conversion rate associated with the Company’s convertible senior notes (potential ordinary shares) has increased following the completion of the substantial issuer bid (see note 17(b)).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of United States dollars unless otherwise stated)

26.	Supplemental cash flow information

		Year ended
	December 31	December 31
Items not affecting cash:	2012	2011
Amortization and depletion	$18,723	$6,982
Unrealized foreign exchange loss / (gain)	10,663	(9,988)
Share-based compensation, net of forfeitures	7,375	6,224
Deferred income tax (recovery) / expense	(7,849)	(351)
Impairment charges	128,537	2,153
Unrealized loss on investments	146	1,453
Realized gain on sale of investments	(1,500)	(16,289)
Acquisition-related costs paid by issuance of warrants and shares	-	7,316
Unrealized (gain) / loss on derivative liabilities	(1,713)	790
Realized gain on derivative liabilities	-	(385)
Fair value adjustment on option component of convertible senior notes	(4,046)	(22,982)
Unrealized gain on contingent consideration	(1,568)	-
Loss on extinguishment of debt	3,436	-
Loss on discontinuance of hedge accounting	1,882	-
Net provision for lawsuit	2,362	257
Other non-cash items	(1,607)	4,848
	$154,841	$(19,972)

Change in non-cash operating working capital:
Receivables	$5,495	$(7,023)
Current income tax receivable	(6,993)	2,430
Prepaids and deposits	(69)	(217)
Inventories	(51,451)	4,183
Trade payables and accrued liabilities	15,370	(2,619)
Current income tax liability	(119)	(4,691)
	$(37,767)	$(7,937)

Supplemental information:
Interest paid	$10,961	$2,346
Interest received	$1,424	$392
Income taxes paid(1)	$103,608	$36,708

(1) Included in income taxes paid for the year ended December 31, 2012 is $77,096 in taxes paid on the sale of the Ocampo mine on December 14, 2012. Refer to note 6(c) for further information.

Non-cash transactions:
Acquisition of Northgate through issuance of shares and options	$-	$1,046,740
Acquisition of Capital Gold through issuance of shares and options	$-	$352,931
Receipt of Endeavour shares upon disposition of El Cubo and Guadalupe y Calvo	$87,746	$-
Receipt of Crocodile Gold shares upon disposition of Australian operations	$9,642	$-
Unwinding of discount on convertible notes capitalized to mining interests	$2,654	$547
Interest payable capitalized to mining interests	$1,160	$1,548
Mine construction financed through non-cash operating working capital	$-	$20,939
Disposition-related costs paid by issuance of shares	$1,736	$-

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of United States dollars unless otherwise stated)

27.	Related party disclosures

Related party transactions in 2012 included the compensation of the Company’s key management personnel and a receivable from the jointly-controlled entity that holds the Orion development project, disclosed in note 11. The Company’s key management personnel include the Company’s executives and members of the Board of Directors. The compensation of key management personnel was as follows:

		Year ended
	December 31	December 31
	2012	2011
Short-term employee benefits	$10,164	$6,954
Long-term benefits	63	64
Termination benefits	1,737	378
Share-based compensation	5,281	4,547
	$17,245	$11,943
.

28.	Commitments and contingencies

Commitments

Young-Davidson royalty agreements

The Company is subject to two surface royalty agreements on the Young-Davidson property. The first royalty agreement requires the Company to pay a minimum of $1.50 per tonne of ore mined and processed from the Young-Davidson open pit. The second royalty agreement requires the Company to pay $1.00 per tonne of ore mined and processed from the open pit, as well as an additional royalty of 5% of the increase in gold price per ounce recovered above the base price of gold of $270.00 per ounce for each ounce recovered.

Contingencies

The Company is also involved in legal proceedings arising in the ordinary course of its business. In the opinion of management, the ultimate liability with respect to these actions will not materially affect the Company’s financial position, results of operations or cash flows.

29.	Financial instruments and risk management

Fair values of financial instruments

The following table sets forth the Company’s financial assets and liabilities that are measured at fair value on a recurring basis by level within the fair value hierarchy. Levels 1 to 3 are defined based on the degree to which fair value inputs are observable or unobservable, as follows:

—	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities;

—	Level 2 inputs are based on inputs which have a significant effect on fair value that are observable, either directly or indirectly from market data; and

—	Level 3 inputs are unobservable (supported by little or no market activity).

	December 31, 2012		December 31, 2011
	Level 1	Level 2	Level 1	Level 2
Cash and cash equivalents (a)	$603,401	$-	$179,444	$-
Financial assets at fair value through profit or loss
Equity investments (b)	47	-	7,767	-
Warrants held (c)	-	-	-	13
Contingent consideration (d)	-	7,395	-	-
Available-for-sale financial assets
Equity investments (b)	64	-	98	-
Financial liabilities at fair value through profit or loss
Option component of convertible senior notes (e)	-	(16,035)	-	(20,081)
Currency forwards (f)	-	(1,348)	-	(9,637)
Warrants issued (c)	-	(1,401)	-	(883)
	$603,512	$(11,389)	$187,309	$(30,588)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of United States dollars unless otherwise stated)

The Company does not have any financial assets or liabilities measured at fair value based on unobservable inputs (Level 3).

(a)	Cash and cash equivalents

Due to their short-term maturities, the fair value of short-term investments within cash and cash equivalents approximates their carrying amount.

(b)	Equity investments

The Company’s equity investments, both available-for-sale and at fair value through profit or loss, are valued using quoted market prices in active markets and as such are classified within Level 1 of the fair value hierarchy. The fair value of investment securities is calculated as the quoted market price of the investment equity security multiplied by the quantity of shares held by the Company.

(c)	Warrants held and issued

The fair value of warrants, both held and issued, that are not traded on an active market is determined using a pricing model based on assumptions that are supported by observable current market conditions and as such are classified within Level 2 of the fair value hierarchy. The fair value was calculated using the following weighted average assumptions:

	December 31, 2012		December 31, 2011
	Warrants held	Warrants issued	Warrants held	Warrants issued
Expected volatility	-	59%	124%	49%
Risk-free interest rate	-	1.14%	0.95%	0.95%
Expected life	-	0.56 years	1.21 years	1.27 years

(d)	Contingent consideration

The Company calculates the fair value of the contingent consideration using a valuation model, which is based on the gold price exceeding specified levels during the three years following the closing date of the transaction. This model uses a valuation approach that relies on simulated weekly gold prices over the remaining term, which ends on July 13, 2015, using a gold price of $1,674 per ounce as the initial spot price within the simulation model at December 31, 2012. As the valuation of the contingent consideration is dependent on inputs derived from observable data, it is classified within Level 2 of the fair value hierarchy.

Changes in gold price assumptions would have the following impact on net earnings for the year ended December 31, 2012:

5% increase in gold prices	$2,601
5% decrease in gold prices	$(2,215)

(e)	Option component of convertible senior notes

The Company calculates the fair value of the option component of convertible senior notes using a convertible bond valuation model, which uses inputs, including the Company’s share price, volatility of the notes, and credit spreads. Because the valuation is dependent on inputs derived from observable market data, the option component of the convertible senior notes is classified within Level 2 of the fair value hierarchy. The fair value was calculated using the following assumptions:

	December 31	December 31
	2012	2011
Volatility	25%	22%
Credit spreads	3.50%	4.50%

Changes in these assumptions would have the following impact on net earnings for the years ended December 31, 2012 and 2011:

	December 31	December 31
	2012	2011
5% increase in volatility	$(4,714)	$(5,149)
5% decrease in volatility	$4,666	$5,185
0.5% increase in credit spreads	$(779)	$(1,256)
0.5% decrease in credit spreads	$758	$893

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of United States dollars unless otherwise stated)

(f)	Currency forwards

The fair value of forward contracts is determined using forward pricing spreads in effect at the balance sheet date. These spreads are supported by observable market conditions and are classified within Level 2 of the fair value hierarchy. The use of reasonably possible alternative assumptions would not significantly affect the Company’s results.

Risks

In the normal course of operations, the Company is exposed to credit risk, liquidity risk and the following market risks: commodity price, market price, interest rate and foreign currency exchange rate. The Company has developed a risk management process to identify, analyze and assess these and other risks, and has formed a Risk Committee to monitor all significant risks to the Company. The Board of Directors has overall responsibility for the oversight of the Company’s risk management framework, and receives regular reports from the Risk Committee.

Commodity price risk

The profitability of the Company’s mining operations will be significantly affected by changes in the market prices for gold and silver. Gold and silver prices fluctuate on a daily basis and are affected by numerous factors beyond the Company’s control. The supply and demand for gold and silver, the level of interest rates, the rate of inflation, investment decisions by large holders of gold and silver, including governmental reserves, and the stability of exchange rates can all cause significant fluctuations in gold and silver prices. Such external economic factors are in turn influenced by changes in international investment patterns and monetary systems, and political developments. From time to time, the Company will enter into zero cost collars or other financial instruments to manage short term commodity price fluctuations. At December 31, 2012 and 2011, the Company did not have any commodity-related financial instruments outstanding.

Market price risk

The Company is exposed to fluctuations in the fair value of investments made in equity securities and warrants. A 10% increase or reduction in each company’s share price at December 31, 2012 would have increased or reduced other comprehensive income by $6 and net earnings by $5 (December 31, 2011 - $35 and $779).

The Company is also exposed to fluctuations in the fair value of warrants issued. A 10% reduction in the Company’s share price at December 31, 2012 would have increased net earnings by $470 (December 31, 2011 - $302). A 10% increase in the Company’s share price would have decreased net earnings by $590 (December 31, 2011 - $259).

As discussed above, the fair value of the option component of the convertible senior notes is also affected by fluctuations in the Company’s share price.

Interest rate risk

The Company is exposed to interest rate risk on its variable rate debt. The Company has not entered into any agreements to hedge against unfavourable changes in interest rates. If interest rates had been 0.5% higher during the year ended December 31, 2012, net earnings would have decreased by $684, mainly as a result of higher interest rates on variable borrowings (December 31, 2011 - $173). This analysis assumes that other variables remain constant (a 50 basis points decrease in interest rates would have had the equal but opposite effect) and that none of the additional interest is capitalized to capital projects. At December 31, 2012, the Company had no variable rate debt outstanding.

Interest payable on the Company’s convertible senior notes is fixed at a rate of 3.50% and interest payable on the Company’s equipment financing arrangements is fixed at rates between 3.98% and 5.77% .

Foreign currency exchange rate risk

Metal sales revenues for the Company are denominated in US dollars. During 2012, the Company received sales proceeds in Australian dollars for the Company’s Australian operations, prior to their disposition. The Company is primarily exposed to currency fluctuations relative to the US dollar on expenditures that are denominated in Canadian dollars and Mexican pesos, but was also exposed to currency fluctuations on expenditures denominated in Australian dollars for the periods prior to the disposition of the Australian operations. These potential currency fluctuations could have a significant impact on production costs and thereby, the profitability of the Company. The Company is also exposed to the impact of currency fluctuations on its monetary assets and liabilities.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of United States dollars unless otherwise stated)

At December 31, 2012, the Company’s balance sheet exposure to foreign currency exchange rate risk in Canadian dollars (“CAD”) and Mexican pesos (“MXN”) was as follows:

	CAD	MXN
Cash and cash equivalents	$25,198	$18,387
Restricted cash	2,345	-
Receivables	15,218	52,231
Current income tax receivable	23,863	90,671
Investments	98	-
Other long-term assets	70,418	-
Payables and accrued liabilities	(49,134)	(38,205)
Current income tax liability	(3,861)	(22,925)
Debt and equipment financing obligations	(18,531)	-
Other liabilities	-	(35,653)
Provisions	(15,884)	-
Deferred income tax liability	(221,224)	(852,311)
Net balance sheet exposure	$(171,494)	$(787,805)

At December 31, 2011, the Company’s balance sheet exposure to foreign currency exchange rate risk in Canadian dollars (“CAD”), Mexican pesos (“MXN”) and Australian dollars (“AUD”) was as follows:

	CAD	MXN	AUD
Cash and cash equivalents	$66,826	$192,889	$24,729
Receivables	18,018	155,874	2,093
Current income tax receivable	23,054	57,619	-
Investments	7,514	-	1,087
Other long-term assets	61,427	-	15,839
Payables and accrued liabilities	(103,304)	(218,880)	(22,637)
Current income tax liability	(3,709)	-	-
Debt and equipment financing obligations	(9,622)	(30)	(9,203)
Other liabilities	(54)	(15,314)	-
Provisions	(864)	(1,307)	(13,469)
Deferred income tax liability	(234,411)	(2,706,750)	-
Net balance sheet exposure	$(175,125)	$(2,535,899)	$(1,561)

A 10% strengthening of these currencies against the US dollar at each balance sheet date would have decreased equity and / or net earnings by the amounts shown below. This analysis assumes that other variables, in particular interest rates, remain constant.

	December 31	December 31
	2012	2011
Translation of net CAD exposure	$(15,670)	$(15,655)
Translation of net MXN exposure	(5,524)	(16,520)
Translation of net AUD exposure	-	(145)

As at December 31, 2012, the Company held forward contracts to hedge against the risk of an increase in the value of the Mexican peso versus the US dollar. The Company has entered into agreements to purchase Mexican pesos amounting to $28,669 at exchange rates ranging from 12.44 pesos per US dollar to 12.68 pesos per US dollar. These currency hedges had been previously accounted for as cash flow hedges of specified, peso-denominated costs at the Ocampo mine but hedge accounting was discontinued at September 30, 2012 due to the forecasted transactions no longer being highly probable as a result of the potential disposition of the mine. The remaining forward contracts continue to have economic purpose, as hedges against the risk of an increase in the rise of the Mexican peso versus the US dollar at the Company’s El Chanate mine, however, will not be designated as hedging relationships going forward.

The outstanding contracts settle at various dates between March 22, 2013 and September 20, 2013 and had a negative fair value of $1,348 at December 31, 2012 (December 31, 2011 - negative fair value of $9,637), which has been included in the current portion of derivative liabilities on the Consolidated Balance Sheets. All changes in the fair value of these contracts, along with any realized gains or losses on settlement, are recognized in net earnings. Prior to September 30, 2012, these amounts had all been recognized in other comprehensive income. Upon the discontinuation of hedge accounting, these amounts were reclassified from other comprehensive income to net earnings, resulting in the recognition of a loss on discontinuance of hedge accounting of $1,882 included in other income on the Consolidated Statements of Operations.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of United States dollars unless otherwise stated)

During the three months ended December 31, 2012, a gain of $218 was recognized in net earnings relating to these forward contracts.

Three forward contracts settled during the nine months ended September 30, 2012, prior to the discontinuation of hedge accounting, resulting in a net loss of $2,297. The recognition of this hedging loss resulted in a $747 increase in production costs, a $529 increase in inventory, a $149 increase in general and administrative costs, and a $872 increase in mining interests.

Five forward contracts settled during the year ended December 31, 2011, resulting in a net gain of $69. The recognition of this net hedging gain resulted in a $193 decrease in production costs, a $128 increase in inventory, a $12 increase in general and administrative costs, and a $16 decrease in mining interests.

Credit risk

Credit risk relates to receivables and other contracts, and arises from the possibility that any counterparty to an instrument fails to perform. For cash and cash equivalents, restricted cash, and receivables, the Company’s credit risk is limited to the carrying amount on the balance sheet. The Company manages credit risk by transacting with highly-rated counterparties and establishing a limit on contingent exposure for each counterparty based on the counterparty’s credit rating. Exposure on receivables is limited as the Company sells its products to a small number of organizations, on which the historical level of defaults is minimal.

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset. The Company manages this risk through regular monitoring of its cash flow requirements to support ongoing operations and expansionary plans. The Company ensures that there are sufficient committed loan facilities to meet its business requirements, taking into account anticipated cash flows from operations and holdings of cash and cash equivalents.

The contractual maturities of financial liabilities are outlined in note 17 and note 18. The Company has also entered into forward contracts to purchase Mexican pesos. Future cash flows associated with the settlement of these contracts are not known until the contracts are settled.

30.	Capital management

The primary objective of managing the Company’s capital is to ensure that there is sufficient available capital to support the long-term growth strategy of the Company in a way that optimizes the cost of capital and shareholder returns, and ensures that the Company remains in a sound financial position. There were no changes to the Company’s overall capital management approach during the current year.

The capital of the Company consists of items included in shareholders’ equity and debt and equipment financing obligations. The Company manages and makes adjustments to the capital structure as opportunities arise in the market place, as and when borrowings mature, or when funding is required. This may take the form of raising equity or debt.

The Company monitors capital through the gross debt to total equity ratio, and targets a ratio of less than 25%. As at December 31, 2012, the ratio of gross debt to total equity was 7.51% (December 31, 2011 - 9.92%), calculated as follows:

	December 31	December 31
	2012	2011
Current portion of debt and equipment financing obligations	$5,038	$5,056
Debt and equipment financing obligations	167,497	217,251
Gross debt	172,535	222,307
Shareholders' equity	$2,297,795	$2,241,138
Gross debt / Shareholders' equity	7.51%	9.92%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of United States dollars unless otherwise stated)

31.	Segmented information

The Company’s reportable segments are consistent with the Company’s operating segments and consist of the geographical regions in which the Company operates. In determining the Company’s segment structure, the Company considered the basis on which management, including the chief operating decision maker, reviews the financial and operational performance of the Company, and whether any of the Company’s mining operations share similar economic, operational and regulatory characteristics. The Company has two reportable segments, as follows:

—	Mexico: El Chanate mine

—	Canada: Young-Davidson mine

Corporate and other consists of the Company’s corporate offices and exploration properties. Discontinued operations consist of the Fosterville mine and Stawell mine in Australia, as well as the Ocampo mine, the El Cubo mine and Guadalupe y Calvo exploration property in Mexico. Refer to note 6 for further information on the Company’s discontinued operations.

The following are the operating results by reportable segment:

	Year ended December 31, 2012
			Corporate		Discontinued
	Mexico	Canada	and other	Total	operations
Revenue from mining operations	$118,130	$45,492	$-	$163,622	$293,745

Production costs, excluding amortization & depletion	38,340	21,301	-	59,641	155,920
Refining costs	417	49	-	466	1,517
Amortization and depletion	10,431	7,805	487	18,723	43,625
Reclamation, care and maintenance costs	-	-	14,066	14,066	-
General and administrative	680	228	34,822	35,730	12,595
Exploration and business development	-	-	1,385	1,385	911
Impairment charges	127,000	-	1,537	128,537	22,857
	176,868	29,383	52,297	258,548	237,425
(Loss) / earnings from operations	$(58,738)	$16,109	$(52,297)	$(94,926)	$56,320
Expenditures on property, plant and equipment, mining interests & intangible assets	$53,245	$309,232	$7,587	$370,064	$143,520

	Year ended December 31, 2011
			Corporate		Discontinued
	Mexico	Canada	and other	Total	operations
Revenue from mining operations	$83,825	$-	$107	$83,932	$366,183

Production costs, excluding amortization & depletion	32,912	-	-	32,912	122,417
Refining costs	306	-	-	306	1,878
Mine standby costs	-	-	-	-	11,430
Amortization and depletion	6,538	-	444	6,982	49,166
Reclamation, care and maintenance costs	-	-	2,103	2,103	-
General and administrative	861	-	24,486	25,347	12,879
Exploration and business development	-	-	20,940	20,940	-
Impairment charge / (reversal)	-	-	2,153	2,153	(51,673)
	40,617	-	50,126	90,743	146,097
Earnings / (loss) from operations	$43,208	$-	$(50,019)	$(6,811)	$220,086
Expenditures on property, plant and equipment, mining interests & intangible assets	$22,757	$82,821	$2,400	$107,978	$139,408

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of United States dollars unless otherwise stated)

The following are total assets by reportable segment:

			Discontinued	Corporate
	Mexico(1)	Canada	operations	and other(1)	Total
Total assets at December 31, 2012	$398,691	$1,669,632	$-	$828,876	$2,897,199
Total assets at December 31, 2011	$1,304,087	$1,386,217	$167,623	$321,152	$3,179,079

(1)

At December 31, 2011, the Mexico reportable segment includes the assets of the Ocampo mine and the El Cubo mine, and Corporate and other includes the Guadalupe y Calvo exploration property. These assets were classified as held for sale and disposed of in 2012.

Total non-current assets, excluding long-term financial assets, by geographical region, are as follows:

	December 31	December 31
	2012	2011
Mexico	$354,491	$1,160,740
Canada	1,718,985	1,420,416
	$2,073,476	$2,581,156
Goodwill by reportable segment is as follows:

	December 31	December 31
	2012	2011
Mexico	$106,521	$233,521
Canada	241,693	241,693
	$348,214	$475,214

Goodwill recognized in the Mexico reportable segment relates to the El Chanate CGU. Goodwill recognized in the Canada reportable segment relates to the Young-Davidson CGU.

The Company’s revenue is derived from the sale of gold and silver in Mexico and Canada, as disclosed in the tables above. Prior to the disposition of the Australian operations, the Ocampo mine, and the El Cubo mine, the Company sold all gold and silver produced to four customers. The Company now sells all gold and silver produced to two customers. The Company is not economically dependent on these customers for the sale of its product because gold and silver can be sold through numerous commodity market traders worldwide.

32.	Events after the reporting period

(a)	Substantial issuer bid

On January 29, 2013, the Company announced the successful repurchase and cancellation of 36,144,578 common shares at a price of $8.30 per share under the Company’s “modified Dutch auction” substantial issuer bid, for a total purchase price of $300,000. As a result, the Company’s cash and cash equivalents balance has declined by $300,000, with a corresponding decline in shareholders’ equity.

(b)	Amendment to credit facility

On January 31, 2013, the Company amended the revolving credit facility, which reduced the amount available from $250,000 to $150,000. The amended credit facility carries the same interest rate and terms as the previous facility, as described in note 17.

(c)	Dividend policy

On February 21, 2013, the Company announced an inaugural dividend policy, whereby the Company will pay a dividend of $0.16 per share in 2013 (payable quarterly). Subsequent to 2013, the dividend will be linked to operating cash flow, whereby the Company intends to pay out 20% of the operating cash flow generated in the preceding quarter.